Exhibit 1.1

Execution Version

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

by and between

Nektar Therapeutics

and

[* * *]

Dated as of November 1, 2024

i

	5.17	Benefit Plans	39
	5.18	Employee and Labor Matters	40
	5.19	Real Estate.	42
	5.20	Data Privacy and Security.	44
	5.21	U.S. Foreign Corrupt Practices Act	44
	5.22	Trade Control Laws	45
	5.23	Brokers	45

6.	Representations and Warranties of Purchaser		45

	6.1	Organization	45
	6.2	Authority; Binding Effect	45
	6.3	Non-Contravention	46
	6.4	No Litigation	46
	6.5	Financial Capability	46
	6.6	Guarantee	47
	6.7	Solvency	47
	6.8	Brokers	47
	6.9	Board Approval	47

7.	Covenants		48

	7.1	Information and Documents; Notifications	48
	7.2	Conduct of Facility Operations	48
	7.3	Consents	50
	7.4	Employees and Employee Benefits	51
	7.5	Bulk Transfer Laws	54
	7.6	Litigation Support; Election to Control Non-Indemnified Claims	54
	7.7	Trade Notification	55
	7.8	Further Assurances	55
	7.9	Payments To or From Third Parties	56
	7.10	Excluded Records	56
	7.11	Insurance	56
	7.12	Tax Matters	56
	7.13	Assistance with Financial Reporting	57
	7.14	Shared Contracts	57
	7.15	Use of Trademarks	58
	7.16	Representation and Warranty Insurance	58
	7.17	Exclusive Dealings	58
	7.18	Title Insurance; Due Diligence	59
	7.19	Non-Competition and Non-Solicitation of Business Contacts	59

8.	Survival and Indemnification		60

	8.1	Survival	60
	8.2	Indemnification by Seller	61
	8.3	Indemnification by Purchaser	61
	8.4	Claim Procedures	61
	8.5	Certain Limitations	63
	8.6	Losses Net of Insurance, Etc.	63
	8.7	Sole Remedy/Waiver	64

	8.8	Fraud	64
	8.9	No Special Damages	64

9.	Termination		65

	9.1	Termination	65
	9.2	Effect of Termination	65

10.	Miscellaneous		67

	10.1	Notices	67
	10.2	Amendment; Waiver	68
	10.3	Assignment	68
	10.4	Access to Records After Closing	68
	10.5	Nature of Information	69
	10.6	Entire Agreement	70
	10.7	Fulfillment of Obligations	70
	10.8	Parties in Interest	70
	10.9	Public Disclosure	70
	10.10	Expenses	70
	10.11	Interpretation; Disclosure Letter	71
	10.12	Governing Law; Jurisdiction; No Jury Trial	71
	10.13	Disclaimer of Warranties	72
	10.14	Specific Performance	72
	10.15	Non-Recourse	73
	10.16	Release	73
	10.17	Counterparts; Exchange by Electronic Transmission	73
	10.18	Severability	73

EXHIBITS

Exhibit A	Equity Commitment Letter
Exhibit B	Limited Guarantee
Exhibit C	Rollover Agreement
Exhibit D	Accounting Principles
Exhibit E	Bill of Sale, Assignment and Assumption Agreement
Exhibit F	Inventory Valuation Principles
Exhibit G	License Agreement
Exhibit H	Manufacturing and Supply Agreement
Exhibit I	Mutual Transition Services Agreement
Exhibit J	Patent Assignment Agreement
Exhibit K	Statutory Warranty Deed
Exhibit L	LLC Agreement
Exhibit M	Subscription Agreement

SCHEDULES

Schedule 1.1(a)	Facility Contractors
Schedule 1.1(b)	Facility Employees
Schedule 1.1(c)	Permitted Liens
Schedule 1.1(d)	Permitted Encumbrances
Schedule 1.1(e)	Shared Services
Schedule 2.1(a)	Facility
Schedule 2.1(b)	Excluded Tangible Personal Property
Schedule 2.1(c)	Excluded Inventory
Schedule 2.1(f)	Transferred Patents
Schedule 2.1(g)	Transferred Business Systems
Schedule 2.1(l)	Purchased Accounts Receivable
Schedule 2.2(c)	Approvals
Schedule 2.3(d)	Excluded Contracts
Schedule 2.3(e)	Intercompany Contracts
Schedule 2.3(f)	Shared Contracts
Schedule 2.3(l)	Excluded Intellectual Property
Schedule 2.4(b)	Assumed Accounts Payable
Schedule 2.4(d)	Assumed Indebtedness
Schedule 7.2	Interim Facility Operations

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of the 1st day of November, 2024, by and between Nektar Therapeutics, a Delaware corporation (“Seller”), and [* * *], a Delaware corporation (“Purchaser”). Seller and Purchaser are each individually referred to herein as a “Party” and collectively, as the “Parties”.

Recitals

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Purchased Assets, and Purchaser desires to assume the Assumed Liabilities, all on the terms and subject to the conditions set forth herein;

WHEREAS, contemporaneously with the execution of this Agreement, as a condition and inducement to the willingness of Seller to enter into this Agreement, Purchaser has received an equity commitment letter, in the form of Exhibit A (the “Equity Commitment Letter”), from Ampersand 2023 Limited Partnership, a Delaware limited partnership (the “Sponsor”) to provide equity financing in an aggregate amount set forth therein, on the terms and subject to the conditions set forth therein (the “Equity Financing”);

WHEREAS, contemporaneously with the execution of this Agreement, as a condition and inducement to the willingness of Seller to enter into this Agreement, Seller has received a guarantee, in the form of Exhibit B (the “Limited Guarantee”), from the Sponsor pursuant to which the Sponsor has agreed to guarantee Purchaser’s payment obligations in connection with this Agreement subject to and in accordance with the terms set forth in this Agreement and the Limited Guarantee;

WHEREAS, contemporaneously with the execution of this Agreement, Seller has entered into a contribution and exchange agreement in the form attached hereto as Exhibit C (the “Rollover Agreement”) with [* * *], a Delaware limited liability company (“Parent”), [* * *], a Delaware corporation (“Midco”) and Purchaser, pursuant to which, among other things, as of immediately prior to the Closing, Seller will contribute and assign to Midco a portion of Purchased Assets with an aggregate value equal to the Rollover Amount (the “Rollover Assets”), in exchange for the issuance of the Common Stock, par value $0.001, in an aggregate value equal to the Rollover Amount (the “Exchange Shares”), on the terms and subject to the conditions in the Rollover Agreement, and immediately thereafter, Seller will contribute and assign to Parent the Exchange Shares, in exchange for the issuance of Common Units of Parent with an aggregate value equal to the Rollover Amount on the terms and subject to the conditions in the Rollover Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

1.  Definitions and Terms

1.1  Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounting Principles” shall mean the policies, practices and procedures set forth on Exhibit D.

“Accounts Payable” shall mean all accounts payable of Seller, regardless of when asserted, billed or imposed.

“Accounts Receivable” shall mean all accounts receivable owed by any third party to Seller or any of its Affiliates, regardless of when asserted, billed or imposed.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Purchaser or its Affiliates) concerning the direct or indirect sale, lease, exchange or other disposition of all or substantially all of the Facility or the Purchased Assets other than the Transactions.

“Action” shall mean any action, suit, claim, complaint, litigation, investigation, audit, proceeding, charge, mediation, arbitration or other similar dispute.

“Adjustment Amount” shall mean an amount, which may be expressed as a positive or negative number, equal to (a) (i) the Closing Net Working Capital Amount minus (ii) the Target Net Working Capital Amount plus (b) (i) the Closing Inventory Amount minus (ii) the Target Inventory Amount, minus (c) the Closing Indebtedness Amount.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) shall mean the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 2.8(a).

“Amgen Easement” shall mean [* * *].

“Ancillary Agreements” shall mean, collectively, the Bill of Sale, the Manufacturing and Supply Agreement, the Mutual Transition Services Agreement, the Patent Assignment Agreement, the License Agreement, the Rollover Agreement, the Equity Commitment Letter, and any other agreements and instruments executed and delivered in connection with the Transactions.

“Assumed Accounts Payable” shall have the meaning set forth in Section 2.4(b).

“Assumed Contracts” shall have the meaning set forth in Section 2.1(d).

“Assumed Indebtedness” shall have the meaning set forth in Section 2.4(d).

“Assumed Liabilities” shall have the meaning set forth in Section 2.4.

“Base Purchase Price” shall mean an amount equal to $90,000,000.

“Benefit Plan” shall mean each (a) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and (b) equity or equity-based compensation, severance, change of control, retention, bonus, incentive, commission, deferred compensation, profit sharing, employment agreement, executive compensation plans, programs, agreements or arrangements, retirement, welfare, cafeteria, fringe, or vacation or paid-time off or other compensation or any other benefit plan, program, policy or agreement not described in (a) above, in each case that Seller or any of its Affiliates sponsors, contributes to, maintains, or provides benefits through, or has any obligation to contribute to or provide benefits through, if such plan or arrangements provides benefits to or otherwise covers any Facility Employee or Facility Contractor.

“Bill of Sale” shall mean the Bill of Sale, Assignment and Assumption Agreement in the form of Exhibit E.

“Business Area” shall have the meaning set forth in Section 7.19(a).

“Business Day” shall mean any day other than: (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in New York, New York, San Francisco, California or Huntsville, Alabama are authorized or required to be closed pursuant to applicable Law.

“Business Systems” shall have the meaning set forth in Section 5.13(a).

“Cash and Investments” shall mean cash, checks, money orders, marketable securities, short-term instruments, deposits with third parties and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“Claim Release” shall have the meaning set forth in Section 10.16.

“Closing” shall mean the consummation of the Transactions pursuant to the terms of this Agreement.

“Closing Cash Payment” shall have the meaning set forth in Section 2.6.

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Closing Indebtedness Amount” shall have the meaning set forth in Section 2.7(b).

“Closing Inventory Amount” shall have the meaning set forth in Section 2.7(b).

“Closing Net Working Capital Amount” shall have the meaning set forth in Section 2.7(b).

“Closing Statement” shall have the meaning set forth in Section 2.7(b).

“Code” shall mean the Internal Revenue Code of 1986.

“Competitive Business” means [* * *].

“Confidential Information” means, with respect to a Person, such Person’s trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of contracts, operations, methods, supplier information and relationships, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary documents and information relating to the business and affairs of such Person, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information and the organizational documents and other organizational records and information of such Person.

“Confidentiality Agreement” shall mean that certain confidentiality agreement dated on or about June 17, 2024, by and between Seller and Purchaser.

“Contract” shall mean any agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other written obligation (other than any Benefit Plan).

“Copyrights” shall mean copyrights and other rights associated with works of authorship, whether or not copyrightable, and all registrations, applications, extensions and renewals in connection therewith.

“Data Room” shall mean the virtual data room hosted on behalf of Seller by Intralinks in the online workspace captioned “Project Nova” in connection with the Transactions.

“Disclosure Letter” shall mean the Disclosure Letter with numbered sections corresponding to sections of this Agreement delivered to Purchaser on behalf of Seller on the date hereof.

“Disputed Items” shall have the meaning set forth in Section 2.7(e).

“Encumbrances” shall mean, with respect to any property or asset, Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar claim, restriction or limitation of any kind, character or description, whether of record or note, or any contract to give any of the foregoing, in respect of such property or asset.

“Environmental Law” shall mean any Law relating to (a) the protection of the environment or natural resources (including any Law imposing strict liability), (b) occupational health and safety (solely in respect of exposure to Hazardous Materials) or (c) the use, management, manufacture, storage, recycling, treatment, generation, transportation, remediation, cleanup, processing, handling, labeling, recycling, Release or disposal of, or exposure to, Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sec. 9601 et seq. and any similar state Law and the Alabama Uniform Environmental Covenants Act, Ala. Code Secs. 35-19-1 et seq.

“Environmental Liabilities” shall mean all Liabilities and Losses arising under Environmental Laws, including Liabilities and Losses to the extent arising out of or resulting from (a) any non-compliance with, or violation of, any Environmental Law, (b) failure to obtain or comply with any required Environmental Permit, (c) any Release or threatened Release (including any remediation, cleanup, investigation, corrective action, reporting or monitoring) of Hazardous Materials, (d) any exposure to Hazardous Materials or (e) any disposal, transportation or arrangement for transportation of any Hazardous Material sent to any third party property.

“Environmental Permit” shall mean a permit, license, certificate, approval or authorization issued by a Governmental Authority pursuant to an Environmental Law.

“Equity Commitment Letter” shall have the meaning set forth in the Recitals.

“Equity Financing” shall have the meaning set forth in the Recitals.

“Estimated Indebtedness Amount” shall have the meaning set forth in Section 2.7(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes Seller.

“Estimated Adjustment Amount” shall mean an amount, which may be expressed as a positive or negative number, equal to (a) (i) the Estimated Net Working Capital Amount minus (ii) the Target Net Working Capital Amount, plus (b) (i) the Estimated Inventory Amount minus (ii) the Target Inventory Amount, minus (c) the Estimated Indebtedness Amount.

“Estimated Closing Statement” shall have the meaning set forth in Section 2.7(a).

“Estimated Inventory Amount” shall have the meaning set forth in Section 2.7(a).

“Estimated Net Working Capital Amount” shall have the meaning set forth in Section 2.7(a).

“Estimated Purchase Price” shall mean an amount equal to (a) the Base Purchase Price plus (b) the Estimated Adjustment Amount, minus (c) the Estimated Seller Transfer Taxes.

“Exchange Shares” shall have the meaning set forth in the Recitals.

“Excluded Assets” shall have the meaning set forth in Section 2.3.

“Excluded Business Systems” shall have the meaning set forth in Section 2.3(m).

“Excluded Contracts” shall have the meaning set forth in Section 2.3(d).

“Excluded Inventory” shall mean the PEG Products and Raw Materials set forth on Schedule 2.1(c).

“Excluded Liabilities” shall have the meaning set forth in Section 2.5.

“Excluded Records” shall have the meaning set forth in Section 2.3(h).

“Facility” shall have the meaning set forth in Section 2.1(a).

“Facility Books, Documents and Records” shall have the meaning set forth in Section 2.1(i).

“Facility Contractors” shall mean the independent contractors, staffing agencies or other service providers engaged by or on behalf of Seller or its Affiliates to provide services exclusively in connection with the Facility Operations pursuant to the agreements, contracts or other arrangements listed on Schedule 1.1(a), which shall be determined by Seller in good-faith consultation with Purchaser and updated, as needed with the consent of Purchaser, from time to time prior to the Closing Date (it being understood that Purchaser’s consent shall not be required to the extent that any updates to Schedule 1.1(a) are a result of any engagement, or termination, of any Facility Contractor that is expressly permitted by Section 7.2(a) or for which Purchaser has otherwise given its prior written consent). Seller shall provide a final Schedule 1.1(a) at least five Business Days prior to the Closing Date.

“Facility Employees” shall mean the employees of Seller or its Affiliates (including temporary employees hired through a staffing agency) listed on Schedule 1.1(b), which shall be determined by Seller in good-faith consultation with Purchaser and updated, as needed with the consent of Purchaser, from time to time prior to the Closing Date (it being understood that Purchaser’s consent shall not be required to the extent that any updates to Schedule 1.1(b) are a result of any engagement, or termination, of any Facility Employee that is expressly permitted by Section 7.2(a) or for which Purchaser has otherwise given its prior written consent). Seller shall provide a final Schedule 1.1(b) to Purchaser at least five Business Days prior to the date that Purchaser is required to make offers of employment to any Facility Employees pursuant to Section 7.4(a).

“Facility Operations” shall mean [* * *].

“Facility Personal Property” shall have the meaning set forth in Section 2.1(a).

“Facility Value” shall have the meaning set forth in Section 2.8(b)(i).

“Final Adjustment Amount” shall have the meaning set forth in Section 2.7(g).

“FCPA” shall have the meaning set forth in Section 5.21.

“FIRPTA” shall have the meaning set forth in Section 5.19(f).

“Fraud” shall mean fraud within the meaning of Delaware common law by or on behalf of a Party regarding the representations and warranties expressly made by such Party herein or any certificate or schedule delivered pursuant to this Agreement by such Party.

“GAAP” shall mean accounting principles and practices generally accepted in the United States of America.

“Good Manufacturing Practices” shall mean the requirements for the quality system under which drug products and their ingredients are manufactured, including the requirements set forth in the GMP rules of the World Health Organisation, the current Good Manufacturing Regulations set forth in the United States Code of Federal Regulations (Title 21, Parts 210-211, Parts 600 et seq. and Parts 808, 812 and 820), the European Union Guide to Good Manufacturing Practice including Annexes in the Production of Pharmaceutical Products, and other guidelines and regulations of any applicable Governmental Authority.

“Governmental Authority” shall mean any supranational, national, federal, state or local judicial, legislative, executive or regulatory authority.

“Governmental Authorizations” shall mean any licenses, permits, certificates or other authorization or approval under any applicable Law issued by a Governmental Authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” shall mean any substance, material, or waste that is listed, classified or regulated as hazardous or toxic, or as a pollutant or contaminant pursuant to Environmental Law, or that is otherwise regulated by or for which liability or standards of care are imposed under Environmental Law, and includes oils, petroleum, petroleum products or byproducts, radioactive materials, asbestos and asbestos-containing materials, polychlorinated biphenyls, regulated medical or infectious waste, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, mold that would reasonably be expected to have a material adverse impact on human health or property and per- or polyfluoroalkyl substances.

“Indebtedness” means, as of any date and time, without duplication, (a) all indebtedness for borrowed money, together with accrued and unpaid interest thereon, as of such date and time, including obligations evidenced by notes, bonds, debentures or similar instruments, (b) all capital lease obligations as of such date and time (which are required to be classified as capital leases under GAAP), (c) all reimbursement obligations as of such date and time under letters of credit to the extent such letters of credit have been drawn, (d) all unpaid property or similar Taxes attributable to the Purchased Assets for any Pre-Closing Tax Period (determined with respect to a Straddle Period in accordance with Section 7.12(d)) that are payable by Purchaser or its Affiliates after the Closing, (e) liabilities and obligations under any futures contracts, interest rate and currency swaps, caps, collars and similar agreements or hedging devices (each valued at the termination value thereof), (f) all liabilities and obligations as of such date and time with respect to accrued but unpaid vacation or paid time off, any accrued but unpaid annual or other bonus or commission obligations, phantom stock or equity or similar arrangements (if any), defined benefit pension, multiemployer pension, post-retirement health and welfare benefit, any unpaid severance liabilities, retention bonuses and deferred compensation liabilities (including in each case any associated withholding Taxes and/or the employer portion of any payroll, social security, unemployment, employment or similar Taxes required to be paid in connection therewith), (g) any payroll Taxes that have been deferred under the CARES Act or IRS Notice 2020-65 (or any similar provision of federal, state, local or non-U.S. Law), (h) all obligations for the deferred or unpaid purchase price of assets, property, goods or services (other than trade payables or accruals incurred in the ordinary course of business that are not past due), (i) all liabilities for redemption premium, prepayment penalty, change of control premium, break fee, termination fee or similar payment in connection with clauses (a) through (h) of this definition, and (j) all obligations in the nature of guarantees of the obligations described in clauses (a) through (h) of this definition; provided, however, that “Indebtedness” shall not include (i) letters of credit (to the extent undrawn) and reimbursement obligations in respect of letters of credit (to the extent undrawn), (ii) any liabilities related to inter-company debt that are both not secured by any of the Purchased Assets and are Excluded Liabilities or (iii) any amounts included in the calculations of the Estimated Net Working Capital Amount or the Closing Net Working Capital Amount.

“Indemnified Party” shall have the meaning set forth in Section 8.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.4(a).

“Independent Accountant” shall have the meaning set forth in Section 2.7(e).

“Intellectual Property” shall mean all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all Patents, Trademarks, Copyrights, Trade Secrets, all other intellectual property, industrial, or similar rights, and all rights to seek, recover, and retain damages, costs, profits, injunctive relief and other remedies for any past or future infringement, violation, misappropriation or other impairment of any of the items set forth in above and the right to receive all proceeds and damages therefrom.

“Intercompany Contract” shall have the meaning set forth in Section 2.3(e).

“Intracompany Payables” shall mean all account, note or loan payables recorded on the books of Seller or any of its Affiliates for goods and services used in connection with the Facility Operations, or advances (cash or otherwise) or any other extension of credit in respect of the Facility Operations, whether current or non-current.

“Inventory” shall have the meaning set forth in Section 2.1(c).

“Inventory Valuation Principles” shall mean the policies, practices and procedures set forth on Exhibit F.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” means systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all software and associated documentation related thereto.

“Know-How” shall mean any proprietary scientific or technical information, results, and data of any type whatsoever, including know-how, data, databases, technology, safety information, practices, designs, processes, methods, techniques, processes, formulations, formulae, inventions, improvements, developments, materials, algorithms, knowledge, test data, analytical and quality control data, stability data, studies and procedures, manufacturing process and development information, marketing reports, regulatory submissions, expertise, product specifications and packaging specifications, in each case whether or not confidential, proprietary, patentable and in written, electronic or any other form, except that Know-How shall exclude Patents.

“Knowledge of Seller” shall mean, as to a particular matter, the current actual knowledge of each of [* * *], in each case, after reasonable inquiry.

“Laws” shall include any federal, state, foreign or local law, common law, statute, ordinance, rule, regulation, code or Governmental Order.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“License Agreement” shall mean the License Agreement in the form of Exhibit G.

“Liens” shall mean any lien, security interest, mortgage, charge, deed of trust, pledge, hypothecation, encumbrance, security interest, easement, assignment, title retention agreement or deposit, license, sublicence, preference, priority, restriction, negative pledge, option, warrant, commitment, demand, collateral, conditional sale, encumbrance, security arrangement or agreement, any restriction on transfer or disposition, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute, or other lien or encumbrance of any kind.

“Limited Guarantee” shall have the meaning set forth in the Recitals.

“Losses” shall mean any claims, actions, causes of action, judgments, awards, liabilities, losses, costs (including reasonable out-of-pocket attorney’s fees and other documented out-of-pocket costs incurred in investigating, preparing and defending the foregoing) or damages.

“Manufacturing and Supply Agreement” shall mean the Master Manufacturing and Supply Agreement in the form of Exhibit H.

“Material Adverse Effect” shall mean any change event, circumstance, development, occurrence or effect (each, an “Effect”) that, individually or taken together with any other Effect, has a material adverse effect on the Facility Operations, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and no Effect arising from or attributable or relating to any of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) the negotiation, execution, announcement or performance of this Agreement or any of the Transactions, or the consummation of the Transactions, including the impact thereof on the relationships of Seller with suppliers, vendors, consultants, employees or independent contractors or other third parties with whom Seller has any relationship; (b) general economic, political, regulatory or other conditions or securities, credit, financial or capital markets conditions (including interest rates, exchange rates, the value of any currency or any fluctuations in any of the foregoing and uncertainty in the banking industry); (c) the taking (or not taking) of any action expressly required by this Agreement to be taken (or not taken); (d) any action taken or not taken by Seller with the express written consent of Purchaser or at the express written request of Purchaser; (e) any Effect to the extent proximately caused by any breach by Purchaser of this Agreement or the Confidentiality Agreement; (f) any development or change in GAAP or other applicable accounting standards (or interpretation thereof) after the date hereof or any adoption, promulgation, modification or reinterpretation of any Law, or the enforcement thereof, that occurs subsequent to the date hereof; (g) any acts of war or terrorism, armed hostilities or cyber-attacks or the worsening, continuation or escalation thereof; (h) any acts of God, earthquakes, wildfires, tornados, hurricanes, floods or other natural disasters or the worsening, continuation or escalation thereof; (i) any loss of Facility Employees or Facility Contractors; or (j) any item disclosed in the Disclosure Letter, except in the case of the foregoing clauses (b), (f), (g) and (h), to the extent any such Effect has a material and disproportionate adverse effect on the Facility Operations relative to the operations of other Persons engaged in the same or a similar industry as the Facility Operations.

“Material Customers” shall have the meaning set forth in Section 5.12(a).

“Material Permits” shall have the meaning set forth in Section 5.10.

“Material Suppliers” shall have the meaning set forth in Section 5.12(b).

“Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

“Mutual Transition Services Agreement” shall mean the Mutual Transition Services Agreement in the form of Exhibit I.

“Net Working Capital” shall mean an amount equal to (a) the current assets to the extent arising or held in connection with the Facility Operations (but only to the extent included in the Purchased Assets), minus (b) the reserves and current Liabilities to the extent arising or held in connection with the Facility Operations (but only to the extent included in the Assumed Liabilities), in each case, as of the Reference Time and calculated in accordance with the Accounting Principles and as set forth as line items on Exhibit D; provided, however, that the computation of Net Working Capital shall not include any Taxes. For purposes of calculating Net Working Capital, (i) current assets shall exclude all Cash and Investments and Inventory and (ii) current liabilities shall exclude all Indebtedness.

“Non-Indemnified Claim” shall have the meaning set forth in Section 7.6(b).

“Nonassigned Asset” shall have the meaning set forth in Section 2.2(b).

“Objection Notice” shall have the meaning set forth in Section 2.7(d).

“OFAC” shall have the meaning set forth in Section 5.19(m).

“Patent Assignment Agreement” shall mean the Patent Assignment Agreement in the form of Exhibit J.

“Patents” shall mean patents, provisional patent applications and patent applications, and continuations, continuations-in-part, divisions, reissues, renewals, extensions and reexaminations thereto, and all similar rights in any part of the world.

“PEG” shall mean [* * *].

“PEG Product” shall mean [* * *].

“PEG Reagent” shall mean [* * *].

“Permitted Encumbrances” shall mean (a) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent and for which adequate reserves have been established and maintained in accordance with GAAP; (b) Liens for Taxes not yet due or subject to penalties for nonpayment or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP; (c) any Lien set forth on Schedule 1.1(c); (d) any Encumbrance created in connection with or pursuant to any Assumed Liabilities and which is disclosed on Schedule 1.1(d); (e) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other like Liens and security obligations that are incurred in the ordinary course of business and are not delinquent or are being contested in good faith and for which adequate reserves have been established and maintained in accordance with GAAP; (f) rights relating to any utility wires, sewers, poles, pipes, conduits and appurtenances thereto, on, under or across the Facility that, individually and in the aggregate, do not and would not reasonably be expected to materially detract from the value or impair the use of the property subject thereto or make such property unmarketable; (g) minor variations between tax lot liens and lines of record title that, individually and in the aggregate, do not and would not reasonably be expected to materially detract from the value or impair the use of the property subject thereto or make such property unmarketable, (h) all applicable Laws, including building, environmental and zoning laws, ordinances and regulations, now or hereafter in existence; (i) any defects or imperfections of title, easements, encroachments, conditions, covenants and other restrictions or Encumbrances, including easements, rights of way, options, reservations or other similar matters or restrictions or exclusions that would be disclosed on current title reports or accurate surveys or during physical inspections, and any Encumbrances of public record that, individually and in the aggregate, do not and would not reasonably be expected to materially detract from the value or impair the use of the property subject thereto or make such property unmarketable; (j) Liens granted to any lender at the Closing in connection with any financing by Purchaser of the Transactions or created by this Agreement or any Ancillary Agreement, whether prior to, at or after the Closing; (k) Liens with respect to real property created by or resulting from the acts or omissions of Purchaser or any of its Affiliates; (l) nonexclusive licenses of Intellectual Property to vendors, manufacturers, suppliers, distributors, or other Persons performing manufacturing, supply, marketing or other services on behalf of Seller or any of its Subsidiaries, in each case, (i) that are granted in the ordinary course of business or (ii) where the grant of rights under any Intellectual Property are incidental, and not material to, any performance under an agreement with such third party, and (m) any other Encumbrance arising out of the acts or omissions of Purchaser, its Affiliates or their respective representatives.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or other entity or organization.

“Personal Information” shall mean “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) provided by Privacy Laws or information that directly or indirectly identifies or would reasonably be linked with a particular individual, device or household.

“Post-Closing Tax Period” shall mean (a) any taxable period beginning after the Closing Date and (b) the portion of any Straddle Period beginning immediately after the Closing Date and ending on the last day of such Straddle Period.

“Pre-Closing Tax Period” shall mean (a) any taxable period ending at or before the close of the Closing Date and (b) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending at the close of the Closing Date.

“Prepaid Expenses” shall have the meaning set forth in Section 2.1(k).

“Privacy Laws” shall mean any applicable Laws that govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, including, for the avoidance of doubt, to the extent applicable, all U.S. state and federal Laws concerning the privacy and/or security of Personal Information, all privacy Laws regulating biometric information, the California Invasion of Privacy Act and all other Laws concerning the interception and/or recording of communications, the CAN-SPAM Act, the Telephone Consumer Protection Act and all other Laws regarding marketing communications, the Federal Trade Commission Act and all analogous Laws in foreign jurisdictions in which the Facility Operations are conducted or in which Seller is otherwise subject to the legal jurisdiction of such Laws in respect of the Facility Operations.

“Privacy Requirements” shall have the meaning set forth in Section 5.20(a).

“Proposed Allocation” shall have the meaning set forth in Section 2.8(b)(ii).

“Purchase Price” shall have the meaning set forth in Section 2.6.

“Purchased Accounts Receivable” shall have the meaning set forth in Section 2.1(l).

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Benefit Plans” shall have the meaning set forth in Section 7.4(e).

“Purchaser DC Plans” shall have the meaning set forth in Section 7.4(c).

“Purchaser FSA Plans” shall have the meaning set forth in Section 7.4(h).

“Purchaser Fundamental Representations” shall mean the representations and warranties of Purchaser set forth in Section 6.1 (Organization), Section 6.2 (Authority; Binding Effect), Section 6.3 (Non-Contravention), Section 6.4 (No Litigation), Section 6.5 (Financial Capability) and Section 6.8 (Brokers).

“Purchaser Material Adverse Effect” shall mean any Effect that, individually or taken together with any other Effect, prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay, or materially impair, the ability of Purchaser to consummate the Transactions or timely perform its obligations hereunder or under any of the Ancillary Agreements.

“Purchaser Welfare Plans” shall have the meaning set forth in Section 7.4(f).

“Raw Materials” shall mean [* * *].

“Recorded Environmental Covenant” means [* * *].

“Recorded Environmental Covenant Notice” means the notice required by Section 3.B of the Recorded Environmental Covenant of the transfer of the Facility contemplated by this Agreement.

“Reference Time” shall mean 11:59 p.m. Pacific Time on the date before the Closing Date.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into or through the indoor or outdoor environment, including the movement of Hazardous Materials through or in the air (including indoor air), soil, soil vapor, sediment, surface water, groundwater, or surface or subsurface strata.

“Released Claims” shall have the meaning set forth in Section 10.16.

“Released Parties” shall have the meaning set forth in Section 10.16.

“Restriction Period” shall have the meaning set forth in Section 7.19.

“Retained Names and Marks” shall have the meaning set forth in Section 7.15(a).

“Review Period” shall have the meaning set forth in Section 2.7(d).

“Rollover Agreement” shall have the meaning set forth in the Recitals.

“Rollover Amount” shall mean an amount equal to $20,000,000.

“Rollover Assets” shall have the meaning set forth in the Recitals.

“RWI Policy” shall mean the representations and warranties insurance policy obtained by and issued to Purchaser (or one of its Affiliates) by the insurer thereunder in connection with this Agreement.

“SDN List” shall have the meaning set forth in Section 5.19(m).

“Securities Act” shall mean the Securities Act of 1933.

“Seller” shall have the meaning set forth in the preamble.

“Seller DC Plans” shall have the meaning set forth in the Section 7.4(c).

“Seller FSA Plans” shall have the meaning set forth in Section 7.4(h).

“Seller Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), clause (i) and (iv) of Section 5.3(a) (Non-Contravention), Section 5.14 (Title) and Section 5.23 (Brokers).

“Seller IT Assets” shall mean any and all IT Assets owned, leased by or licensed to Seller and used or held for use by Seller in connection with the Facility Operations as currently conducted.

“Seller Transaction Expenses” shall mean (a) all third party out-of-pocket fees, costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Seller or any of its Affiliates), incurred by Seller and its Affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Ancillary Agreements, and (b) any transaction, change in control, retention, severance or similar bonuses or payments payable by Seller or any of its Affiliates to any Facility Employees as a result of, or in connection with, the consummation of the Transactions, including any such payments pursuant to arrangements established by Seller or any of its Affiliates on or prior to Closing (including the employer portion of any payroll, social security, unemployment, employment or similar Taxes required to be paid in connection therewith, calculated, to the extent the Closing occurs prior to December 31, 2024, by assuming that any applicable social security or other wage base has already been exceeded), but excluding any arrangements established by Seller at the express written direction of Purchaser.

“Settlement Agreement” shall mean [* * *].

“Shared Contracts” shall have the meaning set forth in Section 2.3(f).

“Shared Services” shall mean the shared services and systems provided by Seller or any of its Affiliates, or on their behalf, in connection with the Facility Operations and which are listed on Schedule 1.1(e).

“Software” shall mean (a) computer software programs, including all software implementations of algorithms, modes and methodologies, (b) program files, data files, computer-related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing, and any improvements, updates, upgrades or derivative works of any of the foregoing.

“Specifically Excluded Records” shall have the meaning set forth in Section 2.3(h).

“Specified Obligations” shall have the meaning set forth in Section 10.16.

“Sponsor” shall have the meaning set forth in the Recitals.

“Statutory Warranty Deed” shall have the meaning set forth in Section 3.2(a)(iii).

“Straddle Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

“Subscription Agreement” shall have the meaning set forth in Section 3.2(b)(iii).

“Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Target Inventory Amount” shall mean an amount equal to $[* * *].

“Target Net Working Capital Amount” shall mean an amount equal to $[* * *].

“Tax Return” shall mean any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Taxes” shall mean all taxes, charges, duties, customs, fees, levies or other assessments, including income, excise, property, sales or use, rental, value added, profits, license, business license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, whether disputed or not, imposed by any Taxing Authority, and including any interest, penalties and additions attributable thereto.

“Taxing Authority” shall mean any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes (including any third party firms authorized to act as their designee).

“Termination Date” shall have the meaning set forth in Section 9.1(d).

“Third Party Claim” shall have the meaning set forth in Section 8.4(b).

“Third Party Claim Notice” shall have the meaning set forth in Section 8.4(b)(i).

“Title Company” shall mean First American Title Insurance Company.

“Title Policy” shall mean a standard American Land Title Association owner’s title insurance policy for the Facility issued by the Title Company subject to Permitted Encumbrances, using the current policy jacket customarily provided by the Title Company in the State of Alabama.

“Trade Approvals” shall have the meaning set forth in Section 5.22(a).

“Trade Laws” shall have the meaning set forth in Section 5.22(a).

“Trade Secrets” shall mean trade secrets, Know-How, and confidential and proprietary information, in each case, that derive independent economic value, actual or potential, from not being generally known or readily ascertainable by others.

“Trademarks” shall mean registered or unregistered trademarks, service marks, trade dress, trade names, logos, corporate names, internet domain names, social media accounts, and all applications, registrations and renewals in connection therewith, together with all goodwill associated with the foregoing.

“Transactions” shall mean the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” shall mean any federal, state, county, local, foreign and other sales, use, transfer, value added, conveyance, documentary transfer, stamp duty, recording or other similar tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement.

“Transferred Business Systems” shall have the meaning set forth in Section 2.1(g).

“Transferred Employee” shall have the meaning set forth in Section 7.4(a).

“Transferred Governmental Authorizations” shall have the meaning set forth in Section 2.1(e).

“Transferred Know-How” shall mean the Know-How exclusively (a) relating to the operation of the equipment located on or at the Facility or (b) used or held for use in the manufacture of PEG Products. For clarity, Transferred Know-How excludes Know-How that: (i) relates generally to the operation of other equipment not located on or at the Facility, (ii) relates to the manufacture of compounds or products (other than PEG Products), (iii) relates to warehousing for Seller or any of its Affiliates, (iv) relates to the conduct of quality testing services for Seller or any of its Affiliates or (v) is licensed to Purchaser pursuant to the License Agreement for the Manufacture (as defined in the License Agreement) of PEG Products for the Licensed Field (as defined in the License Agreement).

“Transferred Patents” shall mean the Patents set forth on Schedule 2.1(f).

“WARN Act” shall have the meaning set forth in Section 5.18(f).

1.2 Other Definitional Provisions.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Exhibit, Article, Section or Schedule, such reference shall be to an Exhibit, Article, Section or Schedule of this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The rule known as the ejusdem generis rule shall not apply, and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmission by email.

(c) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and words denoting any gender include all genders.

(d) The words “dollars” and “$” shall mean United States dollars.

(e) The words “including” shall mean “including, without limitation.”

(f) Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided, that for purposes of any representations and warranties set forth in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. All references in this Agreement to any Contract shall include such Contract, as amended or modified from time to time.

(g) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. When calculating the period of time before which, within which or following which an act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(h) The phrase “made available” shall mean that a copy of the information or documents has been provided to Purchaser in the Data Room at least one Business Day prior to the date hereof or has been provided directly to Purchaser or its representatives (including by email) at least one Business Day prior to the date hereof.

(i) Each representation or warranty of Seller in this Agreement is made only with respect to the Purchased Assets or the Facility Operations and, notwithstanding anything in this Agreement to the contrary, Seller is not making any representation with respect to any other business or activities conducted by Seller or any of its Affiliates.

2. Purchase and Sale

2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, convey, assign and transfer to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, free and clear of all Liens, other than Permitted Encumbrances, all the right, title and interest of Seller in, to or under the assets set forth below, in each case, other than the Rollover Assets and the Excluded Assets (collectively, the “Purchased Assets”):

(a) the real property located in Huntsville, Alabama with a legal description set forth on Schedule 2.1(a), together with Seller’s right, title and interest in, to and under all buildings, plants, facilities, structures, improvements and fixtures thereon, all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances pertaining thereto (collectively, the “Facility”);

(b) all tangible personal property (including machinery, equipment, appliances, furniture, vehicles, computer hardware, tools, accessories, change parts, spare parts and assets under construction) and interests therein located on or at the Facility as of the Closing (the “Facility Personal Property”), in each case, other than any tangible personal property set forth on Schedule 2.1(b);

(c) all PEG Products and Raw Materials located on or at the Facility as of the Closing, in each case, other than the Excluded Inventory (collectively, “Inventory”);

(d) other than any Excluded Contracts, subject to Section 2.2, all Contracts exclusively used in the conduct of the Facility Operations, including, for the avoidance of doubt, the Specified Assumed Contracts (the “Assumed Contracts”);

(e) all Governmental Authorizations exclusively used in the conduct of the Facility Operations, to the extent transferable without violating the terms thereof or applicable Law (collectively, the “Transferred Governmental Authorizations”);

(f) the Transferred Patents and Transferred Know-How, including all claims, causes of action, remedies and rights to sue for and collect damages for past, present and future infringement, misappropriation, or other violation or impairment thereof and all royalties, fees, income, payments, and other proceeds hereafter due or payable with respect thereof;

(g) the Seller IT Assets set forth on Schedule 2.1(g), in each case, to the extent transferable (the “Transferred Business Systems”);

(h) all warranties from third parties applicable to the Facility, the Facility Personal Property or any Inventory, to the extent transferrable in accordance with their respective terms;

(i) to the extent transferable under applicable Law, all books, records, files and papers containing drawings, formulae, test results and technical and quality records exclusively related to the Purchased Assets or the Facility Operations (other than the Specifically Excluded Records), in each case, whether in hard copy or electronic format, including production reports, service and warranty records, equipment logs, operating guides and manuals, studies, audit reports, quality system documents of the Facility, evaluations, assessment studies or tests, correspondence and other similar documents (but excluding (i) records or files not reasonably separable from documents or databases that do not relate exclusively to the Purchased Assets or the Facility Operations or the transfer of which is not permitted under applicable Laws without the necessary consent and (ii) records and files related to Shared Services) (collectively, the “Facility Books, Documents and Records”); provided, however, that Seller and its Affiliates shall have the right to inspect all Facility Books, Documents and Records in accordance with Section 10.4;

(j) all vendor lists to the extent exclusively related to the Facility Operations (including credit information and historical pricing information to the extent relating to the vendors listed therein), in each case, as of the Closing;

(k) all credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits, prepaid items and duties that have been prepaid by Seller pursuant to the Assumed Contracts, in each case, as of the Reference Time (collectively, the “Prepaid Expenses”);

(l) the Accounts Receivable of Seller set forth on Schedule 2.1(l) (the “Purchased Accounts Receivable”); and

(m) all rights to claims, refunds, rights of recovery or set off and causes of action against third parties to the extent related to the Purchased Assets described in clauses (a) through (l) of this Section 2.1 or the Assumed Liabilities, including all rights against manufacturers or suppliers of any of the Facility Personal Property or Inventory.

2.2 Consents.

(a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Assumed Contract, Transferred Governmental Authorization or other Purchased Asset that is not assignable or transferable without the approval, consent or waiver of any Person, other than Seller, Purchaser or any of their respective Affiliates, to the extent that such consent shall not have been given prior to the Closing; provided, however, that Seller shall use, both prior to and for a period of 12 months following the Closing, commercially reasonable efforts to obtain, and Purchaser shall use its commercially reasonable efforts to assist and cooperate with Seller in connection therewith, any such required approval, consent or waiver necessary for the assignment and transfer thereof; provided, further, that (i) neither Seller nor any of its Affiliates shall be required to pay money to any third party, commence any Action or offer or grant any accommodation (financial or otherwise) to any third party and (ii) to the extent the foregoing shall require any action by Seller or any of its Affiliates that would, or would continue to, affect the Facility Operations after the Closing, such action shall require the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed). Upon obtaining any requisite third party approvals, consents or waivers thereto, such Assumed Contracts, Transferred Governmental Authorizations and other Purchased Assets shall be transferred and assigned to Purchaser hereunder.

(b) With respect to any Assumed Contract, Transferred Governmental Authorization or other Purchased Asset that is not transferred or assigned to Purchaser at the Closing by reason of Section 2.2(a) (each, a “Nonassigned Asset”), after the Closing and until such time as any requisite approval, consent or waiver is obtained, the Parties shall use commercially reasonable efforts to cooperate with each other in any reasonable arrangements compliant with applicable Law designed to provide Purchaser the benefits of use of any such Nonassigned Asset and the burdens, liabilities, costs, expenses and obligations with respect thereto. Notwithstanding anything in this Agreement to the contrary, to the extent that any Assumed Liability relates to any Nonassigned Asset, such Assumed Liability shall be deemed to be an Excluded Liability unless such Nonassigned Asset is transferred and assigned to Purchaser, or unless (but solely to the extent that) Purchaser obtains the benefit of such Nonassigned Asset under this Section 2.2(b).

(c) Purchaser acknowledges that the approvals, consents or waivers in connection with the Transactions set forth on Section 5.3(a) of the Disclosure Letter may be required from parties to the Assumed Contracts, Transferred Governmental Authorizations and other rights and that such approvals, consents or waivers have not been and may not be obtained; provided, nothing in the foregoing sentence shall affect or limit the Parties’ respective obligations pursuant to Section 7.3 hereof.

2.3 Excluded Assets. Purchaser acknowledges and agrees that it is not acquiring, pursuant to this Agreement, any of the Ancillary Agreements or any of the Transactions, any rights, title or interest in, to or under any asset that is not expressly included as a Purchased Asset (all such assets that are not expressly included as Purchased Assets, collectively, the “Excluded Assets”). Specifically, notwithstanding anything in Section 2.1 to the contrary, neither Seller nor any of its Affiliates is contributing, and Purchaser is not acquiring, the following Excluded Assets:

(a) all Cash and Investments of Seller;

(b) all Accounts Receivable of Seller other than the Purchased Accounts Receivable;

(c) the Excluded Inventory;

(d) all Contracts of Seller set forth on Schedule 2.3(d) (the “Excluded Contracts”);

(e) all Contracts between or among Seller and any of its Affiliates or between or among Affiliates of Seller, whether arising before, on or after the Closing Date (including any contracts, agreements or commitments related to Shared Services) (each, an “Intercompany Contract” and collectively, the “Intercompany Contracts”);

(f) other than any Assumed Contract, all Contracts under which a Person other than Seller or any of its Affiliates provides assets, services, rights or benefits with respect to the Purchased Assets or the Facility Operations and one or more other operations or businesses of Seller or its Affiliates set forth on Schedule 2.3(f) (each, a “Shared Contract” and collectively, the “Shared Contracts”);

(g) all of Seller’s and its Affiliates’ rights under any policies of insurance purchased by or on behalf of Seller or its Affiliates, or any benefits, proceeds or premium refunds payable or paid thereunder or with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Closing Date;

(h) all books, records, files and papers prepared and maintained by Seller or any of its Affiliates other than the Facility Books, Documents and Records, in each case, whether in hard copy or electronic format (the “Excluded Records”), and further excluding (clauses (i) through (vii), the “Specifically Excluded Records”): (i) all documentation, samples, and product and packaging specifications related to reagents, compounds and products, including batch records or any proprietary information related to such reagents, compounds and products, (ii) all personnel, payroll and employment records, (iii) any books, records, files and papers relating to Taxes (including Tax Returns) of Seller or any of its Affiliates, (iv) standard operating procedures, including any description of the steps used to manufacture reagents, compounds and products, (v) financial information, (vi) books, records, files and papers prepared in connection with the Transactions, including bids, letters of intent and expressions of interest received from other Persons and analyses relating to the Purchased Assets or the Facility Operations and (vii) any attorney work product, attorney-client communications and other items protected by attorney-client privilege;

(i) (i) other than the Transferred Governmental Authorizations, all Governmental Authorizations of Seller or any of its Affiliates and (ii) all Transferred Governmental Authorizations that are not transferable without the consent of the applicable Governmental Authority and with respect to which such required consent is not obtained;

(j) all (i) Tax attributes of Seller and (ii) rights to receive refunds or credits with respect to any and all Taxes that constitute Excluded Liabilities;

(k) any rights, claims and credits of Seller or any of its Affiliates relating to any Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of Seller or any of its Affiliates relating to any Excluded Asset or any Excluded Liability;

(l) all Intellectual Property not expressly included in the Purchased Assets, including the Intellectual Property set forth on Schedule 2.3(l);

(m) all IT Assets and Software not included in the Transferred Business Systems or not included in the Assumed Contracts (the “Excluded Business Systems”); and

(n) any other assets, properties or rights not expressly included in the Purchased Assets.

2.4 Assumption of Certain Obligations. Upon the terms and subject to the conditions set forth herein, Purchaser shall assume, effective as of the Closing, all of the following Liabilities of Seller (or any of its Affiliates), in each case other than the Excluded Liabilities (all such Liabilities so assumed, collectively, the “Assumed Liabilities”):

(a) other than as set forth in this Section 2.4, all Liabilities arising out of, or relating to, any Purchased Asset or the Facility Operations from and after the Closing;

(b) the Accounts Payable of Seller set forth on Schedule 2.4(b) (the “Assumed Accounts Payable”);

(c) all Liabilities arising out of, or relating to, compliance with the Recorded Environmental Covenant after the Closing Date; provided, that, after the Closing Date, Seller shall deliver the Recorded Environmental Covenant Notice to the Alabama Department of Environmental Management in accordance with the terms thereof;

(d) all Indebtedness of Seller arising out of, or relating to, the Purchased Assets or the Facility Operations set forth on Schedule 2.4(d) (the “Assumed Indebtedness”);

(e) except as set forth in Section 7.4, all Liabilities arising out of or related to the employment or termination of service of any Transferred Employee by the Purchaser, or the engagement or termination of any Facility Contractor by the Purchaser, in each case, after the Closing Date; provided that if Purchaser fails to comply with Section 7.4(a) with respect to a Facility Employee, or fails to assume the Contracts for any Facility Contractor in accordance herewith, then the Liabilities (if any) arising out of, or related to, the termination of employment of such Facility Employee or termination of such Facility Contractor by Seller or one of its Affiliates shall also be Assumed Liabilities, but not including wage payment, severance (to the extent any such Liabilities arise out of any Facility Employee or Facility Contractor who does not accept an offer of employment from Purchaser or its Affiliates) and PTO obligations; and

(f) all Liabilities for (i) Taxes arising from the Purchased Assets or Facility Operations for any Post-Closing Tax Period (as determined for any Straddle Period in accordance with Section 7.12(d)), (ii) Transfer Taxes in accordance with Section 2.9 and (iii) Taxes included in Indebtedness.

2.5 Excluded Liabilities. Notwithstanding anything in Section 2.4 to the contrary, Seller shall retain and be responsible for the following Liabilities relating to the Facility Operations (all such Liabilities, collectively, the “Excluded Liabilities”):

(a) all Liabilities to the extent arising out of, or relating to, any Purchased Asset or the Facility Operations prior to the Closing (including, for the avoidance of doubt, any Liabilities to the extent arising out of, or relating to, the Settlement Agreement or the claims or Actions described therein);

(b) all Accounts Payable of Seller other than the Assumed Accounts Payable;

(c) all Seller Transaction Expenses;

(d) all Intracompany Payables;

(e) any Indebtedness of Seller or any of its Affiliates that does not arise out of, or relate to, any Purchased Assets or the Facility Operations;

(f) all Liabilities to the extent arising out of, or relating to, the Excluded Assets;

(g) all Liabilities under the Benefit Plans (including any Contracts related thereto) and all assets held with respect to the Benefit Plans;

(h) all Liabilities for (i) Taxes arising from the Purchased Assets or Facility Operations for any Pre-Closing Tax Period (as determined for any Straddle Period in accordance with Section 7.12(d)), except to the extent such Taxes were included in Indebtedness, (ii) Taxes relating to the Excluded Assets and Excluded Liabilities for any taxable period and (iii) Transfer Taxes in accordance with Section 2.9;

(i) any labor or employment-related Liabilities related to or arising from any period of time up to and including the Closing Date (specifically including all Liabilities under the WARN Act and any state law equivalent), including any Liabilities arising out of or related to the termination of employment of such Facility Employee or the termination of such Facility Contractor by Seller or one of its Affiliates, and all Liabilities with respect to any Facility Employee or Facility Contractor who does not accept an offer of employment from Purchaser or its Affiliates; and

(j) any other liabilities or obligations of Seller or any of its Affiliates that are not Assumed Liabilities, other than any Environmental Liabilities arising out of, or relating to, actions occurring or conditions existing at the Facility or with respect to the Purchased Assets or Facility Operations on or prior to the Closing Date (regardless of when discovered or asserted), including any continuing effects of such actions or conditions after the Closing Date; provided, that, after the Closing Date, Seller shall deliver the Recorded Environmental Covenant Notice to the Alabama Department of Environmental Management in accordance with the terms thereof.

2.6 Purchase Price. In consideration of the sale and transfer of the Purchased Assets, Purchaser agrees to (a) pay to Seller an aggregate amount equal to (i) the Estimated Purchase Price minus (ii) the Rollover Amount (the “Closing Cash Payment”), plus (iii) the Final Adjustment Amount, as finally determined pursuant to Section 2.7; (b) issue, or cause to be issued, to Seller, the Exchange Shares (collectively, the “Purchase Price”); and (c) assume the Assumed Liabilities. The Closing Cash Payment shall be subject to the adjustment provisions of Section 2.7 and the Purchase Price shall be allocated as described in Section 2.8.

2.7 Purchase Price Adjustment.

(a) No later than [* * *] Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimates of (i) the Net Working Capital as of the Reference Time determined in accordance with the Accounting Principles (the “Estimated Net Working Capital Amount”), (ii) the value of the Inventory as of the Reference Time determined in accordance with the Inventory Valuation Principles (the “Estimated Inventory Amount”), (iii) the amount of Assumed Indebtedness as of the Closing (the “Estimated Indebtedness Amount”) and (iv) the Estimated Adjustment Amount based on the foregoing clauses (i) through (iii). The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles, the Inventory Valuation Principles and the definitions set forth in this Agreement. Following the delivery of the Estimated Closing Statement, Seller shall reasonably cooperate with Purchaser and its representatives in connection with Purchaser’s review of the Estimated Closing Statement, including by providing information reasonably necessary or useful in connection with Purchaser’s review of the Estimated Closing Statement as reasonably requested by Purchaser. Seller shall reasonably consider in good faith any revisions to the Estimated Closing Statement delivered by Purchaser to Seller no later than [* * *] Business Days prior to the Closing Date; provided, that if Purchaser and Seller fail to mutually agree upon revisions to the Estimated Closing Statement on or prior to the Business Day prior to the Closing Date, then neither Purchaser nor Seller shall have the right to delay the Closing because of such failure and the amounts set forth in the Estimated Closing Statement, as determined by Seller in good faith, without any adjustment (other than any adjustments agreed to in writing by Seller) shall be the amounts used in the determination of the Estimated Purchase Price.

(b) No later than [* * *] days after the Closing Date, Purchaser shall deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser’s determination of (i) the Net Working Capital as of the Reference Time determined in accordance with the Accounting Principles (the “Closing Net Working Capital Amount”), (ii) the value of the Inventory as of the Reference Time determined in accordance with the Inventory Valuation Principles (the “Closing Inventory Amount”), (iii) the amount of Assumed Indebtedness as of the Closing (the “Closing Indebtedness Amount”) and (iv) the Adjustment Amount based on the foregoing clauses (i) and (iii). Purchaser and Seller agree that the purpose of the Closing Statement is to measure variations in the components taken into consideration in determining the estimates included in the Estimated Closing Statement compared to the actual values to be included in the Closing Cash Payment, and, without limiting the generality of the foregoing, such process is not intended to permit the introduction of accounting principles, practices, methodologies and procedures that conflict with the Accounting Principles, the Inventory Valuation Principles or the definitions set forth herein.

(c) From the delivery of the Closing Statement until the determination of the Final Adjustment Amount, Purchaser shall, and shall cause its Affiliates to, upon reasonable prior notice and subject to the execution of customary work paper access letters if requested by accountants of Purchaser: (i) provide Seller and its representatives with reasonable access during normal business hours to the facilities, books and records and work papers of the Facility and Purchaser, as the case may be; and (ii) cooperate with and assist Seller and its representatives in connection with the review of such materials, including by making available its employees, accountants and other personnel to the extent reasonably requested.

(d) If Seller has any objections to the Closing Statement or any of the amounts set forth therein, Seller shall, no later than [* * *] days following the delivery of the Closing Statement (the “Review Period”), deliver to Purchaser a written notice (an “Objection Notice”) setting forth in reasonable detail the nature of each disputed line item calculation and the basis therefor. If Seller delivers an Objection Notice to Purchaser during the Review Period, Purchaser and Seller shall work in good faith resolve Seller’s objections within the [* * *]-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following the delivery of the Objection Notice. All such discussions related thereto shall (unless otherwise agreed to by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state Law. If Seller fails to deliver an Objection Notice during the Review Period, the Closing Statement shall be deemed final, conclusive and binding upon Purchaser and Seller, absent fraud or manifest error.

(e) If Purchaser and Seller are not able to resolve all of Seller’s objections set forth in the Objection Notice during the [* * *]-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following delivery of an Objection Notice, the resolution of all such unresolved items (the “Disputed Items”) shall be submitted to KPMG LLP (or, if KPMG LLP is unwilling or unable to serve, such other independent accounting firm of nationally recognized standing as Purchaser and Seller shall mutually agree upon) (such firm, the “Independent Accountant”). If Purchaser and Seller are unable to mutually agree on the selection of the Independent Accountant, the Independent Accountant will be selected by lot, after excluding one firm designated by each of Purchaser and Seller. Purchaser and Seller shall execute a customary engagement letter with the Independent Accountant as reasonably requested by the Independent Accountant.

(f) Purchaser and Seller shall each, promptly (but in any event within [* * *] Business Days, or such longer time as Purchaser and Seller may mutually agree) following the formal engagement of the Independent Accountant, provide the Independent Accountant (copying the other upon submission) with a single written submission setting forth its respective calculations of and assertions regarding the Disputed Items and upon receipt thereof, each of Purchaser and Seller shall be entitled (no later than [* * *] Business Days following receipt of the other Party’s initial submission) to submit to the Independent Accountant a single written response to such other Party’s initial submission setting forth such Party’s objections or rebuttals to the calculations or assertions set forth in such initial submission (which responses the Independent Accountant shall promptly distribute to the other applicable Party). There shall be no ex parte communications between Purchaser (or its representatives) or Seller (or its representatives), on the one hand, and the Independent Accountant, on the other hand, relating to the Disputed Items, and unless requested by the Independent Accountant in writing, no Party may present any additional information or arguments to the Independent Accountant, either orally or in writing.

(g) The Independent Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible and the Parties shall use commercially reasonable efforts to cause the Independent Accountant to complete its work within [* * *] days following the formal engagement of the Independent Accountant. The Independent Accountant shall act as an expert and not as an arbitrator to determine solely the Disputed Items based solely on the submissions and responses of Purchaser, on the one hand, and Seller, on the other hand, delivered pursuant to and in accordance with Section 2.7(e), without independent investigation and in accordance with the Accounting Principles, the Inventory Valuation Principles and the definitions set forth herein. In resolving any Disputed Items, the Independent Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Party or less than the smallest value for such item claimed by either Party. The Parties agree that the determination of the Independent Accountant with respect to any Disputed Items is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies that conflict with the Accounting Principles, the Inventory Valuation Principles or the definitions set forth herein. The determination of the Independent Accountant shall be in writing setting forth its calculation of the Disputed Items, along with its analysis in reasonable detail and the basis and quantification for such final resolution and shall be binding and final for purposes of this Agreement, and enforceable in any court of competent jurisdiction, absent fraud or manifest error. The Independent Accountant shall allocate its costs and expenses between Purchaser and Seller based upon the percentage of the aggregate contested amount submitted to the Independent Accountant that is ultimately awarded to Purchaser, on the one hand, or Seller, on the other hand, such that Purchaser bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Seller, and Seller bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Purchaser. For illustrative purposes only, if the contested amount submitted to the Independent Accountant is $1,000,000, and the Independent Accountant determines that Purchaser has a valid claim for $400,000 of the $1,000,000, Purchaser shall bear 60% of the fees and expenses of the Independent Accountant and Seller shall bear the remaining 40% of the fees and expenses of the Independent Accountant. As used herein, “Final Adjustment Amount” shall mean (i) if no Objection Notice is delivered by Seller within the Review Period, the Adjustment Amount as shown on the Closing Statement as prepared by Purchaser or (ii) if an Objection Notice is delivered by Seller within the Review Period, either (x) the Adjustment Amount as agreed to in writing by Purchaser and Seller or (y) the Adjustment Amount as determined by the Independent Accountant pursuant to this Section 2.7(e). The scope of the disputes to be resolved by the Independent Accountant shall be limited to the unresolved Disputed Items, and the Independent Accountant is not to make any other determination. Any determinations by the Independent Accountant, and any work or analyses performed by the Independent Accountant, in connection with its resolution of any dispute under this Section 2.7 shall not be admissible in evidence in any Action between the Parties, other than to the extent necessary to enforce payment obligations under this Section 2.7(e).

(h) Within [* * *] Business Days following the determination of the Final Adjustment Amount:

(i) if the Final Adjustment Amount is less than the Estimated Adjustment Amount, then Seller shall pay to Purchaser, by wire transfer of immediately available funds in accordance with written instructions given to Seller by Purchaser, the amount of such shortfall; and

(ii) if the Final Adjustment Amount is greater than the Estimated Adjustment Amount, then Purchaser shall pay to Seller, by wire transfer of immediately available funds in accordance with written instructions given by Seller to Purchaser, the amount of such excess.

2.8 Allocation of the Purchase Price.

(a) Purchaser and Seller agree that they shall agree upon the allocation of the Purchase Price and the Assumed Liabilities among the Purchased Assets (the “Allocation”) following the Closing Date.

(b) Purchaser and Seller agree that the Allocation shall be made pursuant to the following procedure:

(i) As soon as reasonably practicable after the date of this Agreement (and in any event at least [* * *] Business Days prior to the Closing Date), Purchaser shall deliver to Seller (A) a proposed value of the Facility for purposes of any applicable real property Transfer Taxes with respect to the transfer of the Facility pursuant to this Agreement (such value, the “Facility Value” and such estimate, the “Estimated Facility Value”) and (B) the amount of Transfer Taxes allocable to Seller pursuant to Section 2.9 as a result of the Estimated Facility Value (the “Estimated Seller Transfer Taxes”). Seller shall deliver written notice of any disagreement with respect to the Estimated Facility Value to Purchaser within [* * *] days after Seller’s receipt of the Estimated Facility Value. If Seller does not deliver such a written notice within such period, the Estimated Facility Value (as prepared by Purchaser) shall be final and binding on the Parties for all purposes of this Agreement. If Seller timely delivers such a written notice, Purchaser and Seller shall work in good faith to resolve Seller’s objections within the [* * *]-day period following the delivery of such written notice; provided, that if Purchaser and Seller fail to mutually agree upon the Facility Value on or prior to the Business Day prior to the Closing Date, then neither Purchaser nor Seller shall have the right to delay the Closing because of such failure and the Estimated Facility Value shall be the amount used in the determination of the Estimated Seller Transfer Taxes.

(ii) Within [* * *] days of the determination of the Final Adjustment Amount, Seller shall deliver to Purchaser (A) an allocation of the Purchase Price and Assumed Liabilities among the Purchased Assets (the “Proposed Allocation”) that is prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local or non-U.S. Law) and the Estimated Facility Value (as determined pursuant to Section 2.8(b)(i)), (B) to the extent that the Facility Value has not been finally determined pursuant to Section 2.8(b)(i), the proposed Facility Value and (C) the amount of Transfer Taxes allocable to Seller pursuant to Section 2.9 as a result of such proposed Facility Value (the “Closing Seller Transfer Taxes”). Purchaser shall deliver written notice of any disagreement with respect to the Proposed Allocation (which notice shall include a reasonably detailed description of the disputed items), the proposed Facility Value and the Closing Seller Transfer Taxes to Seller within [* * *] days after Purchaser’s receipt of the Proposed Allocation. If Purchaser does not deliver such a written notice within such period, the Proposed Allocation (as prepared by Seller), the proposed Facility Value and the Closing Seller Transfer Taxes shall be final and binding on the Parties for all purposes of this Agreement. If Purchaser timely delivers such a written notice, Purchaser and Seller shall work in good faith to resolve Purchaser’s objections within the [* * *]-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following the delivery of such written notice. If Purchaser and Seller are not able to resolve all of Purchaser’s objections set forth in such written notice during the [* * *]-day period (or such longer period as may be mutually agreed by Purchaser and Seller) following delivery thereof, the resolution of all such unresolved items shall be submitted to the Independent Accountant and the terms of Section 2.7(e), Section 2.7(f) and Section 2.7(g) shall apply mutatis mutandis. The Independent Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible and the Parties shall use commercially reasonable efforts to cause the Independent Accountant to complete its work within [* * *] days following the formal engagement of the Independent Accountant; provided that Purchaser shall not dispute, and the Independent Accountant shall not resolve, any item in a manner that is inconsistent with this Section 2.8.

(c) All fees and expenses relating to the engagement of the Independent Accountant for purposes set forth in Section 2.8(b) shall be borne in the manner described in Section 2.7(g).

(d) In the event that any Taxing Authority disputes the Allocation, Purchaser or Seller, as the case may be, shall promptly notify the other Party of the nature of such dispute.

(e) Purchaser and Seller agree to file and prepare any Tax Returns in accordance with the Allocation, and they further agree not to take any tax position that is inconsistent with the Allocation, unless otherwise required pursuant to a “determination” (within the meaning of Section 1313 of the Code or any similar provision of applicable Law).

2.9 Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the Transactions shall be split equally by Seller and Purchaser. Purchaser and Seller shall cooperate in timely preparing and filing all Tax Returns as may be required to comply with the provisions of such Transfer Tax laws. If Seller or Purchaser determines (in its sole reasonable discretion) that it is required by applicable Laws to pay any Transfer Taxes, then such Party shall pay such Transfer Taxes, and the other Party shall, subject to receipt of reasonably satisfactory evidence of the paying Party’s payment thereof, promptly reimburse the paying Party for 50% of Transfer Taxes, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Authority. The Parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption or refund of any such Transfer Tax. Notwithstanding the foregoing and without duplication, (a) in the event that the Transfer Taxes allocable to Seller pursuant to Section 2.9 as a result of the Facility Value (as finally determined pursuant to Section 2.8(b)(i) or Section 2.8(b)(ii)) exceeds the Estimated Seller Transfer Taxes, then, within [* * *] Business Days of the final determination of the Facility Value pursuant to Section 2.8(b)(i) or Section 2.8(b)(ii), Seller shall pay to Purchaser, by wire transfer of immediately available funds in accordance with written instructions given to Seller by Purchaser, the amount of such difference; and (b) in the event that the Estimated Seller Transfer Taxes exceeds the Transfer Taxes allocable to Seller pursuant to Section 2.9 as a result of the Facility Value (as finally determined pursuant to Section 2.8(b)(i) or Section 2.8(b)(ii)), within [* * *] Business Days of the final determination of the Facility Value pursuant to Section 2.8(b)(i) or Section 2.8(b)(ii), Purchaser shall pay to Seller, by wire transfer of immediately available funds in accordance with written instructions given to Seller by Purchaser, the amount of such difference.

2.10 Other Closing Costs. Purchaser shall be responsible for the payment of the following costs and expenses of the Transactions: (a) all fees, costs and expenses incurred in connection with Purchaser’s due diligence (including any underwriting, physical inspections and third-party reports), including the cost of title searches and examinations, any surveys and zoning reports, (b) all title insurance costs, (c) all fees, costs and expenses to record any instrument (including the Statutory Warranty Deed), other than title clearing or required release of Liens, (d) one-half of any escrow charges and (e) all other closing costs customarily apportioned to a purchaser in connection with the acquisition of properties located in the jurisdiction in which the Facility is located. Seller shall be responsible for the payment of all Seller Transaction Expenses.

3. Closing

3.1 Closing.

(a) Subject to the satisfaction or waiver (where permissible) of the conditions set forth in Article 4, the Closing shall be consummated on the second Business Day following the date on which all of the conditions set forth in Article 4 (excluding those that by their nature are to be satisfied as part of the Closing) have been satisfied or waived (where permissible), remotely via the electronic exchange of documents and signature pages, or at such other time and place as shall be agreed upon by Purchaser and Seller; provided that, except as otherwise waived by Seller, in no event shall the Closing take place prior to [* * *]. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

3.2 Closing Deliveries.

(a) At the Closing, Seller shall deliver or cause to be delivered to Purchaser all of the following:

(i) a duly executed and completed IRS Form W-9 from Seller;

(ii) the certificate referred to in Section 4.2(f);

(iii) an original, fully executed and notarized statutory warranty deed conveying the Facility, subject to the Permitted Encumbrances, in substantially the form of Exhibit K (the “Statutory Warranty Deed”);

(iv) such documents as are reasonably required to evidence Seller’s existence and authority to convey the Facility to Purchaser or to consummate the transaction contemplated by this Agreement, including (A) a customary owner’s affidavit and gap indemnity in such form as is reasonably necessary to cause the title company to issue an ALTA owner’s policy of title insurance insuring fee simple title to the Facility in Purchaser without taking exception for the standard preprinted exceptions or broker liens and any “gap” exception, (B) a termination of any Encumbrances in recordable form or an affidavit from Seller in recordable form that will enable the Title Company to issue the Title Policy without exception for the Amgen Easement or with affirmative insurance in form and substance reasonably acceptable to Purchaser over the Amgen Easement and (C) those affidavits and other documents required by Alabama Code. Section 40-18-86;

(v) counterparts of each of the Ancillary Agreements (other than the Equity Commitment Letter), each duly executed on behalf of Seller;

(vi) an Alabama Department of Revenue Real Estate Sales Validation Form (RT-1) and any required transfer tax forms or required forms for withholding (as determined by Purchaser); and

(vii) a counterpart to the Amended and Restated Limited Liability Company Agreement of Parent, in substantially the form of Exhibit L (the “LLC Agreement”), duly executed by Seller.

(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller the Closing Cash Payment, by wire transfer in immediately available funds to an account specified in writing by Seller at least one Business Day prior to the Closing Date, and all of the following:

(i) the certificate referred to in Section 4.3(c);

(ii) a current sales and use tax resale certificate (or sales tax license) issued by the Alabama Department of Revenue or other applicable state Taxing Authority;

(iii) a Subscription Agreement in substantially the form of Exhibit M, pursuant to which the Sponsor will fund cash required to fulfill Buyer’s obligations pursuant to this Section 3.2(b) and $[* * *] in balance sheet cash to be used in connection with the Facility Operations after the Closing, in each case, in exchange for the issuance of Preferred Units of Parent (the “Subscription Agreement”), duly executed by the Sponsor, Parent and the other parties thereto; and

(iv) counterparts of each of the Ancillary Agreements, each duly executed on behalf of Purchaser.

4. Conditions to Closing

4.1 Conditions to the Obligations of Purchaser and Seller. The obligation of each of Purchaser and Seller to consummate the Transactions shall be subject to the satisfaction or (to the extent permissible under applicable Law) waiver by the applicable Party, on or prior to the Closing Date of the following conditions precedent:

(a) There shall not (i) be in effect any Law or Governmental Order issued by any court of competent jurisdiction or other Governmental Authority with competent jurisdiction that makes illegal or enjoins or prevents the consummation of the Transactions or (ii) have been commenced and be continuing any Action by any court of competent jurisdiction or other Governmental Authority with competent jurisdiction that seeks to make illegal, enjoin or prevent the Transactions.

4.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the Transactions shall, at the option of Purchaser, be subject to the satisfaction or (to the extent permissible under applicable Law) waiver, on or prior to the Closing Date of the following additional conditions precedent:

(a) (i) The Seller Fundamental Representations shall be true and correct (disregarding all qualifications as to materiality and Material Adverse Effect) in all material respects as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date) and (ii) all other representations and warranties of Seller contained in Article 5 shall be true and correct (disregarding all qualifications as to materiality and Material Adverse Effect) as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date), except for failures of representations and warranties to be true and correct that do not, individually or in the aggregate, have a Material Adverse Effect;

(b) Seller shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing;

(c) Since the date hereof, no Material Adverse Effect shall have occurred;

(d) The Rollover Agreement shall be in full force and effect and shall not have been rescinded, terminated, amended, waived or otherwise modified;

(e) Purchaser shall have received executed offer letters from [* * *]% of the Facility Employees that were offered employment by Purchaser in accordance with Section 7.4(a); and

(f) Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date, signed on behalf of Seller by a duly authorized officer of Seller, confirming the satisfaction of the conditions set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(c).

4.3 Conditions to the Obligations of Seller. The obligation of Seller to consummate the Transactions shall, at the option of Seller, be subject to the satisfaction or (to the extent permissible under applicable Law) waiver, on or prior to the Closing Date of the following additional conditions precedent:

(a) (i) The Purchaser Fundamental Representations shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date) and (ii) all other representations and warranties of Purchaser contained in Article 6 shall be true and correct (disregarding all qualifications as to materiality and Purchaser Material Adverse Effect) as of the Closing as though made on and as of the Closing (or, in the case of any representation or warranty which specifically relates to an earlier date, such earlier date), except for failures of representations and warranties to be true and correct that do not, individually or in the aggregate, have a Purchaser Material Adverse Effect;

(b) Purchaser shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing; and

(c) Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date, signed on behalf of Purchaser by a duly authorized officer of Purchaser, confirming the satisfaction of the conditions set forth in Section 4.3(a) and Section 4.3(b).

5. Representations and Warranties of Seller

Except as set forth in the Disclosure Letter, Seller represents and warrants to Purchaser as follows:

5.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

5.2 Authority; Binding Effect.

(a) Seller has all requisite corporate power and authority to (i) own and operate its properties and assets, to carry on its business (including the Facility Operations) as it is being conducted as of immediately prior to the date hereof and (ii) execute and deliver this Agreement and each other Ancillary Agreement and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is or will be a party, and the performance by Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action.

(b) This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, and each other Ancillary Agreement will be, prior to the Closing, duly executed and delivered by Seller and will, after the Closing, constitute a valid and binding obligation of Seller, in each case enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law) (the “Enforceability Exceptions”).

5.3 Non-Contravention.

(a) The execution and delivery of this Agreement by Seller does not, the execution and delivery of the Ancillary Agreements at the Closing will not, and the consummation of the Transactions and compliance with the terms and conditions hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Liens (other than Permitted Encumbrances) upon any of the Purchased Assets under, any provision of (i) the certificate of incorporation or bylaws of Seller, (ii) any Assumed Contract, (iii) any Transferred Governmental Authorization, or (iv) any judgment, order or decree, or, subject to the matters referred to in Section 5.3(b), Laws applicable to Seller, the Facility Operations or the Purchased Assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, reasonably be expected to be material to the Facility Operations or the Purchased Assets.

(b) No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or the consummation of the Transactions other than (i) compliance with and filings under applicable Law in connection with the Specified Governmental Authorizations and (ii) such consents, approvals, licenses, permits, orders, authorizations, registrations, declarations and filings as may be required under Laws applicable to the Facility Operations or the Purchased Assets the absence of which, or the failure to make or obtain which, would not, individually or in the aggregate, reasonably be expected to be material to the Facility Operations or the Purchased Assets.

5.4 Financial Statements; Undisclosed Liabilities. The financial statements included in or incorporated by reference into (including the related notes and schedules) Seller’s Form 10-K filed on March 5, 2024, Form 10-K, filed on February 28, 2023, and Form 10-Q filed on August 9, 2024 (the “Seller Financial Statements”) have been prepared in conformity with GAAP (except, in the case of any unaudited Seller Financial Statements, to the extent permitted by the U.S. Securities and Exchange Commission) applied on a consistent basis throughout the periods indicated, except as may be noted therein or in the notes thereto. The Seller Financial Statements fairly present in all material respects the financial condition and operating results of Seller, including the Facility Operations, as of the dates, and for the periods, indicated therein. Except as set forth in the Seller Financial Statements, Seller is not subject to any material (as determined based on Seller’s consolidated operations) liabilities or obligations, contingent or otherwise with respect to the Facility or the Facility Operations, other than (a) liabilities incurred in the ordinary course of business subsequent to the date of the last report contained in the Seller Financial Statements; (b) obligations under Contracts incurred in the ordinary course of business; or (c) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Seller Financial Statements, in each case, which are not, individually or in the aggregate, material to the Facility, the Facility Operations or the Purchased Assets. The materials attached to Section 5.4 of the Disclosure Letter are true, accurate and complete in all material respects with respect to the information presented therein and for the time periods described thereby and can be reconciled in all material respects to the books and records that were used in the preparation of the Seller Financial Statements for the years ended December 31, 2022 and December 31, 2023 and the three-month period ended March 31, 2024 and June 30, 2024, respectively.

5.5 Inventory. All Inventory included in the Purchased Assets consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such Inventory is owned by Seller free and clear of all Liens (other than any Permitted Encumbrances that do not restrict the transferability of such Inventory), and no Inventory is held on a consignment basis. The quantities of each item of Inventory included in the Purchased Assets (whether raw materials, work-in-process or finished goods) are not excessive but are consistent with the ordinary course of business consistent with past practice of the Facility Operations. All Inventory included in the Purchased Assets has been obtained, manufactured, processed and stored in accordance with any Contracts applicable thereto, including any related Contracts governing the manufacturing, processing and storage of such Inventory, and is of a quality sufficient for the manufacture of GMP compliant products. None of the Inventory included in the Purchased Assets is expired or lacks commercially reasonable remaining shelf-life.

5.6 Taxes. In each case, with respect to the Facility Operations and the Purchased Assets:

(a) Seller has filed or caused to be filed all Tax Returns required to have been filed (taking into account any extensions) on or before the date hereof;

(b) All Taxes (whether or not shown to be due on any Tax Returns) have been timely paid;

(c) There are no Liens for Taxes upon any of the Purchased Assets, other than any Taxes not yet due and payable;

(d) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, securityholder or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed in all material respects;

(e) Seller has not waived any statute of limitations in respect of Taxes nor has Seller agreed or become subject to any extension of time with respect to a Tax deficiency or assessment;

(f) No deficiency for any amount of Tax has been asserted or assessed in writing by any Governmental Authority against Seller;

(g) There is no Action or any written or, to the Knowledge of Seller, oral, notice of inquiry of any of the foregoing pending against or with respect to Seller or with respect to the Purchased Assets regarding Taxes, and no Action has been threatened in writing or, to the Knowledge of Seller, orally, against or with respect to Seller or with respect to the Purchased Assets regarding Taxes;

(h) Seller has properly collected and remitted all sales, value added and similar Taxes with respect to sales or leases made or services provided to their customers; and

(i) Seller has materially complied with all applicable escheat and unclaimed property Laws.

5.7 Absence of Changes. Since January 1, 2024: (a) there has not been any Material Adverse Effect; and (b) without limiting the foregoing, (i) Seller and its applicable Affiliates have conducted the Facility Operations in the ordinary course of business and past practice and (ii) neither Seller nor any of its Affiliates has, with respect to the Facility, the Purchased Assets or the Assumed Liabilities, taken any action that would, if taken after the date hereof, be prohibited by Section 7.2(a) without the prior written consent of Purchaser.

5.8 No Litigation. No Action relating to the Purchased Assets or the Facility Operations, is pending or, to the Knowledge of Seller, threatened against Seller.

5.9 Compliance with Laws.

(a) Seller is, and since January 1, 2021, has been, in compliance in all material respects with all Laws applicable to the ownership of the Purchased Assets and conduct of the Facility Operations. Since January 1, 2021, Seller has not received any written or, to the Knowledge of Seller, oral, notice from any Governmental Authority that alleges that the Facility Operations are not in such compliance.

(b) The conduct of the Facility Operations by Seller is, and since January 1, 2021, has been, in compliance in all material respects with all applicable regulatory Laws, including current Good Manufacturing Practices.

5.10 Governmental Authorizations. Seller possesses or has the benefit of all material Governmental Authorizations necessary to the Facility Operations or that are necessary for the lawful ownership of the Purchased Assets (“Material Permits”). Seller is, and since January 1, 2021, has been, in compliance in all material respects with all such Material Permits. Copies of each Transferred Governmental Authorization have been made available to Purchaser.

5.11 Specified Assumed Contracts.

(a) Section 5.11(a) of the Disclosure Letter sets forth, as of the date hereof, each of the following Assumed Contracts (each such Assumed Contract, a “Specified Assumed Contract”):

(i) any Assumed Contract for the purchase by Seller from a third party of materials, supplies or equipment or the provision to Seller by a third party of services, in each case, which is not terminable by Seller without liability or cost and (a) which involved aggregate payments by Seller to such third party of more than $[* * *] in the year ended December 31, 2023, or (b) which Seller reasonably anticipates will involve aggregate payments by Seller to such third party of more than $[* * *] in the year ended December 31, 2024;

(ii) any personal property lease or similar Assumed Contract with any third party in respect of the Facility Operations which has a remaining commitment of one year or more and which Seller reasonably anticipates will involve aggregate payments in excess of $[* * *] or which encumbers any material Purchased Asset (whether in respect of real property or personal property);

(iii) any Assumed Contract involving the sale of any material Purchased Assets, other than Contracts involving Inventory or obsolete or excess equipment sold or disposed of in the ordinary course of business; or

(iv) any Assumed Contract for any capital expenditures related to the Facility which is not terminable by Seller without liability or cost and which Seller reasonably anticipates will involve aggregate payments in excess of $[* * *].

(v) any Assumed Contract that relates to any Assumed Indebtedness;

(vi) any Assumed Contract involving the granting of any Lien on the Purchased Assets or the Facility;

(vii) any Assumed Contract for leased real property;

(viii) any Assumed Contract that is a guaranty or which otherwise supports the business Liabilities of a third party;

(ix) any joint venture Assumed Contract, strategic alliance, revenue or profit sharing arrangement, partnership entity agreement or limited liability company agreement;

(x) any Assumed Contract containing covenants limiting in any material respect the freedom of Seller or any of its Affiliates to compete with any Person in a line of business, to solicit business from or perform services for any Person, or to operate in any geographic area;

(xi) any Assumed Contract containing a “most favored nation”, exclusivity, minimum purchase, or similar pricing provision or preferential right, or requirement for Seller to purchase all or substantially all of its requirements of a particular product or service;

(xii) any Assumed Contract relating to the ownership of or investment in any Person, including any partnership, joint venture, strategic alliance, funding, profit sharing or similar arrangements, and any documents related thereto;

(xiii) any Assumed Contract with any Governmental Authority;

(xiv) any Assumed Contract with any labor union or any collective bargaining agreement;

(xv) any Assumed Contract involving any severance, change-of-control, bonus, commission, retention or similar type of agreement;

(xvi) any Assumed Contract involving any confidentiality, noncompetition, nonsolicitation, invention assignment or other restrictive covenant agreement with any Facility Employee;

(xvii) any Assumed Contract involving the settlement, release, compromise or waiver of any material rights, claims, obligations, duties or liabilities;

(xviii) any settlement agreement or release agreement with any Facility Employee or Facility Contractor;

(xix) any Assumed Contract for the employment or other engagement of any Facility Employee or Facility Contractor; and

(xx) any Assumed Contract pursuant to which Seller licenses Intellectual Property to a third party.

(b) Each Specified Assumed Contract is valid, binding and in full force and effect and is enforceable by Seller in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions. Seller is not, and to the Knowledge of Seller, no other counterparty to any Specified Assumed Contract (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect under any Specified Assumed Contract. Seller has not received any written claim or notice (or to the Knowledge of Seller, any other claim or notice), of a material breach of or material default under any such Specified Assumed Contract, and no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Specified Assumed Contract (in each case, with or without notice, lapse of time or both). Seller has not received any written claim or notice (or to the Knowledge of Seller, any other claim or notice), from any party to any Specified Assumed Contract of such party’s intention to terminate or modify such Specified Assumed Contract where such termination or modification would be material individually or in the aggregate to the Facility Operations.

5.12 Customers and Suppliers.

(a) Section 5.12(a) of the Disclosure Letter sets forth a correct list of the top [* * *] customers, measured by revenue, of Seller solely with respect to the Facility Operations for the 12-month period ended December 31, 2023 and September 30, 2024 (collectively, the “Material Customers”) (and sets forth opposite the name of such Material Customer the amount of consolidated revenue attributable to such Material Customer).

(b) Section 5.12(b) of the Disclosure Letter sets forth a correct list of the top [* * *] suppliers, measured by dollar volume of purchases, of Seller solely with respect to the Facility Operations for the 12-month period ended December 31, 2023 and September 30, 2024 (collectively, the “Material Suppliers”) (and sets forth opposite the name of such Material Supplier the amount of consolidated purchases attributable to such Material Supplier).

(c) Seller has not received any indication or written, or to the Knowledge of Seller, oral notice that any Material Customer or Material Supplier has terminated its relationship, plans to terminate its relationship, will cease doing business with Seller or materially reduce or materially alter (in a manner adverse to Seller, including, with respect to any Material Supplier, by materially increasing pricing terms) its relationship with Seller, will or intends to materially decrease the rate or alter the terms of the business it conducts with (or the revenue it generates for) the Facility or is in breach of the terms of any Contract with Seller, and since December 31, 2022 there has been no material change to volume, pricing or other terms with respect to any such Material Customer or Material Supplier.

5.13 Transferred Know-How and Transferred Patents.

(a) Each of the representations and warranties of Seller related to intellectual property contained in the License Agreement are true and correct.

(b) Seller is the sole and exclusive owner or licensee of the Transferred Know-How and the Transferred Patents, free and clear of all Liens except for Permitted Encumbrances. The consummation of the Transactions will not conflict with, alter or impair Seller’s ability to convey or transfer any rights to the Transferred Know-How. As of the date hereof, no claims are pending or, to the Knowledge of Seller, threatened in writing, against Seller by any person with respect to the ownership, validity, enforceability, effectiveness or use of any Transferred Know-How or any Transferred Patents. To the Knowledge of Seller, the Transferred Patents are valid, subsisting, and enforceable. There are no written claims pending or threatened by Seller against any Person regarding any actual or potential infringement, dilution, misappropriation, violation, or other unauthorized use of the Transferred Know-How or Transferred Patents and, to the Knowledge of Seller, no third party is infringing, misappropriating, or otherwise violating any of the Transferred Know-How or Transferred Patents. All registration, filing, maintenance and renewal fees due as of the date hereof in connection with the Intellectual Property rights contained within the Purchased Assets have been timely paid prior to the due date.

(c) Except for any services provided in the Mutual Transition Services Agreement, the Transferred Know-How and Transferred Patents, together with the rights of the Purchaser under this Agreement and the License Agreement, are sufficient in all material respects to conduct the Facility Operations in substantially the same manner as conducted during the 12 months preceding the date hereof. This Section 5.13(c) does not include any representation or warranty with respect to the composition of matter, or the utility of, any PEG Products or any drug substances or drug products that are manufactured or conjugated using PEG Reagent.

(d) Each Person who is or was an employee or contractor of Seller, and who made contributions to the creation or development of any Intellectual Property by or for Seller that is contained in the Purchased Assets, has, as of the Closing Date, executed and delivered to Seller an enforceable agreement, executed on (or consistent in all material respects with) Seller’s standard form of invention assignment and nondisclosure agreement, containing an assignment of all such Intellectual Property rights to Seller, and confidentiality provisions protecting the Purchased Assets, except as would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of Seller, no employee or former employer of Seller or any of its Affiliates has any claim, right, or interest to or in any Intellectual Property by or for Seller that is contained in the Purchased Assets.

(e) No funding, facilities, resources or personnel of any Governmental Authority or any research or educational institution were used to develop or create any Transferred Know-How or Transferred Patents.

(f) No trade secret constituting Intellectual Property by or for Seller that is contained in the Purchased Assets has been authorized to be disclosed or has been actually disclosed by Seller or any of its Affiliates to any employee, consultant or independent contractor or any third party, in each case, other than pursuant to a written nondisclosure agreement or other written agreement, in each case, including restrictions on the disclosure and use of such trade secret. To the Knowledge of Seller, no employee, consultant or independent contractor or third party has breached or is in breach of any such nondisclosure agreement or other written agreement.

(g) Seller has not granted any options, licenses or agreements relating to the Transferred Know-How or Transferred Patents, except nonexclusive licenses, express or implied, to vendors, suppliers or distributors, in the ordinary course of business and under which the grant of rights is solely for such third party to provide the applicable services. Solely with respect to the operation of the Facility, Seller as of the date hereof is not bound by or a party to any material options, licenses or agreements of any kind relating to the Intellectual Property of any other Person, except for agreements, express and implied, relating to Software licensed to Seller in the ordinary course of business.

(h) To the Knowledge of Seller, the Seller IT Assets exclusively relating to the operation of the equipment located on or at the Facility (the “Business Systems”) and (i) that is not otherwise used by Seller or any of its Affiliates (A) in the manufacture of products or provision of services other than with respect to PEG Products, (B) in connection with warehousing for Seller or any of its Affiliates or (C) in the conduct of the Shared Services or (ii) that are not Excluded Business Systems, are in good working condition, do not contain any malicious code or defect that would prevent such Seller IT Assets from functioning in the manner Seller applies them to the Purchased Assets as of the date hereof, and operate and perform as necessary to operate or utilize the Purchased Assets in the manner Seller operates or utilizes the Purchased Assets in the twelve months preceding the date hereof. Seller has taken commercially reasonable steps to implement and maintain an information security program designed to protect the Seller IT Assets from unauthorized access or interruption. With respect to the Facility Operations, since January 1, 2021, there have not been any data security incidents, personal data breaches, ransomware incidents or unauthorized access to, or interruption of, any Seller IT Assets, Personal Information, or Seller data in the custody of Seller or, to the Knowledge of Seller, any service provider acting on behalf of Seller. Neither the execution and delivery by Purchaser of this Agreement and the Ancillary Agreements, nor the performance by Purchaser of its obligations hereunder and thereunder, including any transfer of Personal Information to Seller, will violate in any material respects any applicable Privacy Laws.

5.14 Title.

(a) Seller has, or as of the Closing Date will have, good and valid title to the Purchased Assets, free and clear of all Liens except for Permitted Encumbrances, and no payoff letters with respect to the Purchased Assets will be required to be delivered on or prior to Closing to transfer or assign the Purchased Assets to Purchaser, free and clear of all Liens except for Permitted Encumbrances, and consummate the Transactions. The tangible Purchased Assets are in the exclusive possession and control of Seller and no Person other than Seller is entitled to possession of any portion of the tangible Purchased Assets. All material machinery, equipment and other tangible property included in the Purchased Assets, taken as a whole, is in all material respects in good working order and condition, ordinary wear and tear excepted.

(b) No pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceedings exist with respect to the Facility. Since January 1, 2021, Seller has not received any written or, to the Knowledge of Seller, oral notice of any material violation of any applicable Law relating to the Facility (including building and zoning laws, ordinances and regulations and regulations).

5.15 Assets Used in the Facility Operations. Except for Shared Contracts, the Shared Services and services to be provided to Purchaser or any of its Affiliates pursuant to any of the Ancillary Agreements, the Purchased Assets constitute all of the material assets used by Seller to conduct the Facility Operations as conducted as of the date hereof.

5.16 Environmental Matters. Seller (solely to the extent related to the Purchased Assets) and the Purchased Assets are, and since January 1, 2021, have been, in compliance in all material respects with all applicable Environmental Laws. Seller (solely to the extent related to the Purchased Assets) and the Purchased Assets hold, and are in compliance in all material respects with, all material Environmental Permits required for the conduct of the Facility Operations as currently conducted. Seller has not received, since January 1, 2021 (or earlier if unresolved), any written notice, claim or information request from any Governmental Authority or any other Person that alleges that Seller (solely to the extent related to the Purchased Assets) or Facility Operations are in violation of, or have any liability under, any Environmental Law. There are no pending or, to the Knowledge of Seller, threatened Actions, orders or decrees by, with or before a Governmental Authority against Seller relating to a violation of Environmental Laws or Environmental Permits or to a Release of Hazardous Material (in each case, solely to the extent related to the Purchased Assets). No Hazardous Material has been Released: (a) as a result of Facility Operations; or (b) at, to, on, under or from the Facility, in the case of each of (a) and (b), in an amount, manner, condition or concentration that has resulted, or would reasonably be expected to result, in material liability under Environmental Laws.

5.17 Benefit Plans.

(a) Section 5.17(a) of the Disclosure Letter lists each material Benefit Plan. Seller has provided or made available to Purchaser a true and correct copy of each such Benefit Plan (or a summary of the material terms of each such Benefit Plan).

(b) Except where it would not be expected to result in any Liability to Purchaser or its Affiliates, (i) each Benefit Plan is, and has been, established, maintained and operated in material compliance with applicable Laws and with its terms, and (ii) no Action (other than claims for benefits in the ordinary course of business) is pending or, to the Knowledge of Seller, threatened with respect to any material Benefit Plan.

(c) Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled rely on an opinion or advisory letter from the IRS, as to its qualification under the Code, and to the Knowledge of Seller, no event or omission has occurred that would cause any Benefit Plan to lose such qualification or require corrective action to the IRS or Employee Plans Compliance Resolution System to maintain such qualification.

(d) Neither Seller nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or (ii) a Multiemployer Plan and neither the Seller nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(e) Except where it would not be expected to result in any Liability to Purchaser or its Affiliates, neither Seller nor any of its Affiliates provides or has any obligation to provide health or welfare benefits or any other non-pension benefits to any Facility Employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law).

(f) No Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(g) Except where it would not be expected to result in any Liability to Purchaser or its Affiliates, each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Benefit Plan is, or to the Knowledge of Seller, will be, subject to the penalties of Section 409A(a)(1) of the Code that would result in any Liability to Purchaser or its Affiliates.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Facility Employee or Facility Contractor; (ii) result in any “excess parachute payment” as defined in Section 280G of the Code; or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Facility Employee or Facility Contractor.

(i) None of the Benefit Plans, nor any Liability of any kind thereunder or with respect thereto, will be required by operation of Law or otherwise (except as expressly provided herein or in any of the Ancillary Agreements) to be transferred to Purchaser and/or its Affiliates as a result of the Transactions.

5.18 Employee and Labor Matters.

(a) Section 5.18(a) of the Disclosure Letter contains a true and complete listing, as of the date hereof, of each Facility Employee, setting forth for each Facility Employee: his or her position or title; whether classified as exempt or nonexempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the Facility Employee’s annual base salary, hourly or other rates of compensation; bonus potential; average scheduled hours per week; date of hire; business location; status (i.e., active or inactive and if inactive, the type of leave and estimated duration); any visa or work permit status and the date of expiration, if applicable; and the total amount of bonus, retention, severance and other amounts to be paid to such Facility Employee at the Closing or otherwise in connection with the transactions contemplated hereby.

(b) Section 5.18(b) of the Disclosure Letter also contains a complete and accurate list of all of the Facility Contractors, setting forth for each Facility Contractor: his, her or its role or nature of services provided; fee or compensation arrangements; fees and other compensation accrued and/or paid, whichever is greater, to such Facility Contractor thus far during calendar year 2024; date of engagement; the primary location (e.g., country, U.S. state) from which services are performed; and expected end date.

(c) (i) There is no, and since January 1, 2021, there has not been, any labor strike, picketing of any nature, organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or threatened against or affecting the Facility Operations; (ii) as of the date hereof, neither Seller nor any of its Affiliates have any duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any Facility Employee’s or Facility Contractors with respect to the wages, hours or other terms and conditions of employment of any Facility Employee or Facility Contractor; (iii) there is no collective bargaining agreement or other Contract with any Union, or work rules or practices agreed to with any Union, binding on Seller, or being negotiated, with respect to the Facility Operations or any Facility Employee or Facility Contractor; and (iv) Seller has not engaged in any unfair labor practice with respect to Facility Employees and Facility Contractors.

(d) Since January 1, 2021, Seller has been in compliance in all material respects with all applicable Laws respecting labor and employment matters with respect to Facility Employees and Facility Contractors, including fair employment practices, pay equity, restrictive covenants, the classification of Facility Contractor, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. Seller is not delinquent in any payments to any Facility Employee or Facility Contractor for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such Facility Employees or Facility Contractors.

(e) Since January 1, 2021, Seller has not been involved in any Action, or internal employee investigation, in either case, with respect to employment or labor matters regarding Facility Employees or Facility Contractors (including allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of Facility Contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).

(f) Seller has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign Law with respect to the Facility or the Facility Operations. During the 90-day period preceding the date hereof, no Facility Employee or Facility Contractor has suffered an “employment loss” as defined in the WARN Act with respect to Seller.

(g) In the past 12 months, (i) no Person who was a member of Facility management or a key employee at the Facility has been terminated for any reason; and (ii) no Facility Employee has expressed any plans to terminate his, her or its employment or service arrangement with Seller.

(h) Seller has made available to Purchaser its form of non-competition, non-solicitation, confidentiality and/or invention assignment agreement with Facility Employees. Section 5.18(h) of the Disclosure Letter identifies each Facility Employee who is not subject to a non-competition, non-solicitation, confidentiality and/or invention assignment agreement with Seller on a similar form.

(i) All Facility Employees are employed at-will and no Facility Employee is subject to any employment contract with Seller, whether oral or written.

(j) Since January 1, 2021, no allegations or investigations of sexual harassment, other harassment or unlawful discrimination or retaliation have been made to or involved Seller with respect to any Facility Employee or Facility Contractor, and Seller has not otherwise become aware of any such allegations or investigations. To the Knowledge of Seller, there are no facts that would reasonably be expected to give rise to claim of sexual harassment, other unlawful harassment or unlawful discrimination or retaliation against or involving any Facility Employee or Facility Contractor.

5.19 Real Estate.

(a) No bankruptcy, insolvency, rearrangement or similar action or proceedings, whether voluntary or involuntary, is pending or threatened in writing or, to the Knowledge of Seller, orally, against Seller with respect to the Facility Operations or the Facility.

(b) There are no Actions for condemnation, eminent domain or taking with respect to the Facility that are pending, ongoing or threatened in writing or, to the Knowledge of Seller, orally.

(c) Seller has good, valid and marketable title to the Facility, free and clear of all Liens other than Permitted Encumbrances and has the lawful right to sell the Facility. All improvements related to the Facility are located within boundary lines of the described parcels of land and the Facility has direct access to a public street. No improvements owned by third parties encroach onto the Facility property.

(d) There are no existing or pending Contracts of sale, leases, options to purchase or rights of first refusal (or the like) granted or entered into by Seller affecting the Facility.

(e) The Facility is now, and at Closing shall be, free and clear of all tenancies or rights of possession granted or entered into by Seller. The Facility is not subject to covenants, conditions and restrictions which would require approval from any third party for construction, landscaping or signage. The Facility has sufficient parking and loading to comply with applicable zoning requirements, and which meet the current needs of the business as conducted at the Facility.

(f) Seller is not a foreign person, as that term is defined in Section 1445 of the Internal Revenue Code as amended by the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), and Seller shall provide Purchaser with an affidavit to that effect in compliance with FIRPTA at Closing.

(g) To the Knowledge of Seller, Seller is not aware of or has notice of any work being done within the period of time which would entitle a third party to a mechanics or materialman’s lien, or of any assessment, violation or other notice issued by any federal, state, municipal or public body or authority concerning the Facility.

(h) The existing water, sewer, gas and electricity lines, storm sewer and other utility systems serving the Facility are adequate to serve the utility needs of the business as currently conducted. All of said utilities are installed and operating, and all installation and connection charges have been paid in full.

(i) Seller has not received any written or, to the Knowledge of Seller, oral, notice of the institution or threat of any Action to change the existing zoning classification as to all or any portion of the Facility, and there are no zoning violation, change or variance Actions, previously decided, pending or to the Knowledge of Seller, threatened, which would adversely affect Purchaser’s continued use of the Facility as currently operated.

(j) There are no structural or latent defects in any of the buildings or other improvements which are a part of the Facility, including the heating, ventilation, air conditioning, electrical, mechanical and plumbing systems, and the drainage at or servicing the Facility and the Facility and all such improvements are in good working order and adequate in quantity and quality for the normal operation thereof.

(k) The Facility is not subject to any service contracts which would be binding on the facility or the Purchaser other than the Assumed Contracts and Permitted Encumbrances.

(l) Seller has made available true, correct and complete copies of all material documents in its possession related to the Facility, including regarding title, survey, zoning, environmental conditions as set forth in Phase I or Phase II environmental site assessment reports prepared within the last five years and the Recorded Environmental Covenant (which are the sole documents required to be provided hereunder for environmental matters), physical condition, condition of all FF&E and any appraisals.

(m) Neither Seller, nor any record or beneficial owner of Seller, is (i) currently listed on the Specially Designated Nationals List (“SDN List”) or any similar list maintained by the Office of Foreign Assets Control (“OFAC”) at the United States Department of the Treasury; (ii) owned or controlled, directly or indirectly, by a Person who is listed on the SDN List or any similar list maintained by OFAC; (iii) a Person with whom a citizen of the United States is prohibited from engaging in transactions by any trade embargo, economic sanction, or other prohibition of U.S. Law; or (iv) incorporated in any country subject to U.S. country-based economic sanctions whereby conducting transactions with that Person would be in violation of any applicable Law.

5.20 Data Privacy and Security.

(a) Seller complies and since January 1, 2021, has complied in all material respects with, all: (i) applicable Privacy Laws; (ii) Seller’s published policies and contractual obligations; and (iii) all required industry standards including, to the extent applicable, the Payment Card Industry Data Security Standard and all other applicable requirements of the payment card brands, in each case as related to (A) the privacy of all individuals including all users of any web properties, applications, products and/or services of Seller, all Seller employees and all other individuals about whom Seller collects or processes Personal Information, (B) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Information collected or used by Seller; and (C) the recording or any interception of any communications (collectively, the “Privacy Requirements”).

(b) Seller displays a privacy policy on each website owned, controlled or operated by Seller to the extent required by Privacy Laws, and each such privacy policy incorporates all disclosures to data subjects required by the Privacy Laws. None of the disclosures made or contained in any such privacy policy has been inaccurate, misleading or deceptive, or in violation of the Privacy Laws.

(c) Seller regularly conducts vulnerability testing or audits of its systems and products, and uses commercially reasonable efforts to remediate or document exceptions for any material vulnerabilities identified in such tests and audits. Seller uses commercially reasonable efforts to timely install software security patches and other fixes to identified technical information security vulnerabilities.

(d) In connection with each third-party processing Personal Information on behalf of Seller, Seller has entered into written data processing agreements with terms as required by applicable Privacy Laws.

(e) Since January 1, 2021, there have not been any Actions against Seller related to any data security incidents, ransomware incidents, or any violations of any Privacy Requirements, and there are no facts or circumstances which would reasonably be expected to serve as the basis for any such allegations or claims. Since January 1, 2021, Seller has not received any written or, to the Knowledge of Seller, oral, correspondence relating to, or notice of any Actions or alleged violations of the Privacy Requirements from any person or Governmental Authority, and there is no such ongoing Action or allegation.

5.21 U.S. Foreign Corrupt Practices Act. Neither Seller nor any of its directors, officers, employees or, to the Knowledge of Seller, agents have, in connection with the Facility Operations or the Purchased Assets, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (c) securing any improper advantage, in the case of (a), (b) and (c) above in order to assist Seller in obtaining or retaining business for or with, or directing business to, any Person. Neither Seller nor any of their respective directors, officers, employees or, to the Knowledge of Seller, agents have, in connection with the Facility Operations or the Purchased Assets, made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any applicable Law. Neither Seller nor any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption Law.

5.22 Trade Control Laws.

(a) Since April 24, 2019, Seller (i) has been in compliance in all material respects with all applicable import, export control, and economic and trade sanctions Laws, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and (ii) has obtained, or is otherwise qualified to rely upon, all necessary import and export Governmental Authorizations from, and made any filings with, any Governmental Authority required for (A) the import, export, and reexport of products, services, software and technologies and (B) releases of technologies and software to foreign nationals (the “Trade Approvals”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Facility Operations or the Purchased Assets.

(b) All items developed, produced, or exported by the Seller in connection with the Facility Operations or the Purchased Assets in the past five years are designated EAR99 under the Export Administration Regulations.

(c) There are no pending or, to the Knowledge of Seller, threatened claims against the Seller nor any actions, conditions, facts, or circumstances, in connection with the Facility Operations or the Purchased Assets, that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

5.23 Brokers. Except for UBS Securities LLC, the fees and expenses of which are a Seller Transaction Expense, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates.

6.  Representations and Warranties of Purchaser

Purchaser represents and warrants to Seller as follows:

6.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

6.2 Authority; Binding Effect.

(a) Purchaser has all requisite corporate power and authority to (i) own and operate its properties and assets, (ii) carry on its business as it is now being conducted and (iii) execute and deliver this Agreement and each of the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action. Immediately after giving effect to the sale, conveyance, assignment and transfer of the Purchased Assets to Purchaser at the Closing in accordance with Section 2.1 (and assuming (x) the continued use by Purchaser of any Nonassigned Asset following the Closing in accordance with Section 2.2(b) and (y) the receipt by Purchaser of services to be provided to Purchaser or any of its Affiliates pursuant to any of the Ancillary Agreements), effective as of and following the Closing, Purchaser shall be able to conduct the Facility Operations in substantially the same manner as conducted by Seller immediately prior to the Closing.

(b) This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, and each of the Ancillary Agreements will be, prior to the Closing, duly executed and delivered by Purchaser and will, after the Closing, constitute a valid and binding obligation of Purchaser, in each case enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

6.3 Non-Contravention.

(a) The execution and delivery of this Agreement by Purchaser does not, and the execution and delivery by Purchaser of the Ancillary Agreements will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Purchaser under, any provision of (i) the certificate of incorporation or bylaws (or equivalent organizational documents) of Purchaser, (ii) any agreement, contract or other arrangement to which Purchaser is a party or by which any of its properties or assets are bound or (iii) any judgment, order, or decree, or, subject to the matters referred to in paragraph (b) below, Laws applicable to Purchaser or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements or the consummation of the Transactions, other than (i) compliance with and filings under applicable Law in connection with the Specified Governmental Authorizations and (ii)  such consents, approvals, licenses, permits, orders, authorizations, registrations, declarations and filings the absence of which, or the failure to make or obtain which, would not, individually or in the aggregate have a Purchaser Material Adverse Effect.

6.4  No Litigation. As of the date hereof, no Action by or before any Governmental Authority is pending or, to the knowledge of Purchaser, threatened in writing against Purchaser, in each case, that would, individually or in the aggregate, have a Purchaser Material Adverse Effect. To the knowledge of Purchaser, there exist no facts or circumstances that would materially impair or materially delay the ability of Purchaser to consummate the Transactions or to perform its obligations under this Agreement and the Ancillary Agreements.

6.5 Financial Capability. Purchaser has received the Equity Commitment Letter from the Sponsor, pursuant to which the Sponsor has committed, on the terms and subject to the conditions set forth therein, to provide to Purchaser the Equity Financing. The obligation to fund the full commitment under the Equity Commitment Letter is not subject to any conditions precedent, other than the conditions expressly set forth in the Equity Commitment Letter. The Equity Commitment Letter is in full force and effect as of the date hereof and constitutes the valid and binding obligation of Purchaser and each other Person party thereto, enforceable in accordance with its terms against Purchaser and each other Person party thereto. The Equity Commitment Letter provides, and will continue to provide, that Seller is an express third-party beneficiary of the Equity Commitment Letter and Seller is entitled to enforce, directly or indirectly, the Equity Commitment Letter in accordance with its terms and, in connection therewith, Seller has the right to seek an injunction or other form of specific performance or other equitable relief, to cause Purchaser to cause, or to directly cause, the Sponsor to fund the Equity Financing in accordance with the terms thereof. The Equity Commitment Letter has not been amended or modified as of the date hereof, and the respective commitment contained in the Equity Commitment Letter has not been withdrawn or rescinded in any respect as of the date hereof. No event has occurred, or is reasonably expected to occur, which, with or without notice, lapse of time, or both, would constitute a breach or default under the Equity Commitment Letter. The net cash proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be sufficient for the satisfaction of all of Purchaser’s payment obligations under this Agreement. As of the date hereof, Purchaser has delivered to Seller a copy of the Equity Commitment Letter.

6.6  Guarantee. Concurrently with the execution and delivery of this Agreement, the Sponsor has delivered to Seller the Limited Guarantee, dated as of the date of this Agreement. The Limited Guarantee is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Limited Guarantee is a legal and valid and binding obligation of the Sponsor, enforceable against the Guarantor (as defined in the Limited Guarantee) in accordance with its terms, subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of the Sponsor under the Limited Guarantee.

6.7  Solvency. Immediately after giving effect to the Transactions, Purchaser shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Transactions, Purchaser shall have adequate capital to carry on its businesses, including the Facility Operations. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Facility Operations.

6.8  Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

6.9  Board Approval. The board of directors of Purchaser, or a duly authorized committee thereof, by resolutions duly adopted and not subsequently rescinded or modified in any way, has duly (i) resolved that this Agreement and the Transactions are in the best interests of Purchaser and its shareholders and (ii) approved the execution, delivery and performance of this Agreement and of the Ancillary Agreements by Purchaser. No approval of Purchaser’s shareholders is necessary for Purchaser to execute and deliver this Agreement or any Ancillary Agreement or consummate the Transactions or perform any of its obligations hereunder or thereunder.

7.  Covenants

7.1  Information and Documents; Notifications.

(a) From time to time prior to the Closing, upon reasonable advance notice and to the extent permitted by applicable Law, Seller shall, and shall cause its Affiliates to, permit Purchaser and its representatives to have reasonable access, during normal business hours, to properties, assets, books, records, agreements, documents, data and files of Seller to the extent relating to the Facility Operations or the Purchased Assets and as may be reasonably requested by Purchaser for the sole purpose of consummating the Transactions; provided, however, that such access shall not unreasonably interfere with Seller’s or such Affiliates’ operation of their respective businesses, including the Facility Operations; and provided further that Seller may restrict the foregoing access (i) to the extent that, in the reasonable judgment of Seller, such access or provision of information would result in a violation of confidentiality obligations to a third party, (ii) to the extent that disclosure of any such information would result in disclosure of any proprietary information or trade secrets of Seller or any other Person (other than with respect to the Facility Operations), (iii) to the extent that disclosure of any such information would result in the loss or waiver of the attorney-client privilege or (iv) in connection with any Action between Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. In no event shall Purchaser or its representatives be entitled to conduct any invasive or intrusive sampling or testing of any environmental media, including any air, soil, subsurface strata, sediment, surface water or groundwater or any other materials at, on or under the Facility prior to the Closing.

(b) All information received by Purchaser and given by or on behalf of Seller or any of its Affiliates in connection with this Agreement and the Transactions will be held by Purchaser and its Affiliates, agents and representatives as “Evaluation Material” as defined in, and pursuant to the terms of, the Confidentiality Agreement.

(c) Each of Purchaser and Seller shall promptly notify the other Party if it becomes aware of any Action instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of any of the Transactions. If a Party fails to notify the other Party under this Section 7.1(c), a failure to comply with this Section 7.1(c) shall not constitute a breach of covenant for purposes of Article 4, Article 7.19 or Article 9.

7.2  Conduct of Facility Operations.

(a) From and after the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to Article 9 (the “Interim Period”), except (i) as set forth on Schedule 7.2 or as otherwise expressly contemplated by this Agreement, (ii) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed solely with respect to any matter that is unrelated to the Purchased Assets, Assumed Liabilities, Facility Employees or Facility Contractors or Purchaser’s interest therein pursuant to this Agreement) or (iii) as is reasonably required to comply with any applicable Law, Seller shall: (A) operate and carry on the business conducted in connection with the Facility Operations in the ordinary course of business in all material respects as conducted immediately prior to the date hereof; (B) preserve, in all material respects, the Purchased Assets in good operating condition and (C) use its commercially reasonable efforts to maintain, in all material respects, its existing relationships with Facility Employees, Facility Contractors and suppliers with respect to the Facility Operations (except for terminations by Seller or its Affiliates for cause or terminations by the Facility Employees, Facility Contractors or suppliers). During the Interim Period, except (w) as set forth on Schedule 7.2 or as otherwise expressly contemplated by this Agreement, (x) as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed solely with respect to any matter that is unrelated to the Purchased Assets, Assumed Liabilities, Facility Employees or Facility Contractors or Purchaser’s interest therein pursuant to this Agreement) or (y) as is reasonably required to comply with any applicable Law, Seller shall not, in each case with respect to the business conducted in connection with the Facility Operations:

(i)  incur, create or assume any Lien, other than Permitted Encumbrances, with respect to any material Purchased Asset;

(ii)   sell, transfer, lease, sublease, license or sublicense or otherwise dispose of any Purchased Assets, other than any Inventory and obsolete or excess equipment sold or otherwise disposed of in the ordinary course of business consistent with past practice;

(iii)   make any changes in the compensation or benefits payable, whether conditionally or otherwise, to any current or former Facility Employee, other than (A) as required under any Benefit Plan, (B) other than in connection with benefit renewals in the ordinary course of business which do not result in any material increase in cost, expense or Liability or (C) pursuant to contractual commitments or arrangements set forth on Schedule 7.2(a)(iii) and which will not result in any Liability under this Agreement or otherwise to Purchaser or its Affiliates (including any retention or similar arrangements that will be paid solely by Seller or its Affiliates);

(iv)   with respect to any Facility Employee, (A) transfer such Facility Employee to another business unit of Seller, (B) offer such Facility Employee employment by another business unit of Seller or any of its Affiliates after the Closing Date or (C) otherwise attempt to persuade any such employee to terminate his or her relationship with Seller or not to commence employment with Purchaser following the Closing;

(v) grant any severance, change of control, retention, termination pay or similar compensation or benefits to any current or former Facility Employee or Facility Contractor;

(vi)   grant or promise to grant any equity or equity-based incentive award to any current or former Facility Employee or Facility Contractor, including for purposes hereof equity interests of Seller;

(vii) hire or engage employee, officers, directors, managers, independent contractors, or other individual service providers to be a Facility Employee or Facility Contractor, or terminate the employment or engagement of any Facility Employee or Facility Contractor (except for any terminations for “cause” upon prior written notice to Purchaser);

(viii) enter into, adversely modify, amend, terminate or otherwise waive, release or assign any material rights, claims or benefits under any Specified Assumed Contract or would be a Specified Assumed Contract if entered;

(ix)  enter into or negotiate any collective bargaining agreement or similar Contract;

(x) violate, withdraw, materially amend, allow to lapse or otherwise take any action that would result in Seller or any of its Affiliates being in default (with or without notice or lapse of time or both) under any material Governmental Authorizations, registrations, qualifications or approvals relating to the Facility, or take any other action or cause any other event that would result in the suspension, modification, revocation or nonrenewal thereof, or giving to any other person any right of termination, amendment or cancellation thereof;

(xi)  settle, or offer or propose to settle, (A) any Action or other proceeding involving the Purchased Assets or the Facility or (B) any Action that relates to the Transactions, in each case, that would impose any ongoing obligations on the Purchased Assets or the Facility Operations;

(xii) adopt or effect any complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring or other reorganization of or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against Seller; or

(xiii)  agree to take any of the foregoing actions.

(b) Notwithstanding the foregoing, nothing herein will prevent Seller or any of its Affiliates from taking actions prior to the Closing (including (i) contributions, transfers, assignments and acceptances of any assets and liabilities (other than the Purchased Assets), (ii) the repayment of Indebtedness and the extinguishment of Liens and (iii) the cancellation of any Intercompany Contracts and other Contracts that would not constitute Assumed Contracts if not terminated) in order to facilitate the consummation of the Transactions.

(c) During the Interim Period, except as otherwise permitted by this Agreement or consented to by Seller, Purchaser shall not interfere with the Purchased Assets or the Facility Operations or contact or otherwise communicate with any Facility Employee or Facility Contractor regarding the Transactions.

7.3  Consents. During the Interim Period, Purchaser and Seller shall each use their respective reasonable best efforts in attempting to secure any consents, approvals, authorizations and confirmations of non-objection of any third party (including any Governmental Authority) and taking other actions as is necessary to consummate the Transactions as soon as reasonably practical following the date hereof; provided, however, that such actions shall not include any requirement of any Party or any of its Affiliates to pay any out-of-pocket expenses, commence or participate in any Action, offer or grant any accommodation or undertake any obligation or liability (in each case financial or otherwise) to any third party (including any Governmental Authority); provided, further, that neither Party nor its respective officers, employees or authorized representatives may contact any such third party without the other Party’s prior written consent, and such consent shall also provide the other Party a reasonable opportunity to participate in any such contact.

7.4  Employees and Employee Benefits.

(a) Offers of Employment. Prior to the Closing, Purchaser shall, or shall cause one or more of its Affiliates to, offer employment to all Facility Employees (including all Facility Employees on vacation, leave or other authorized absence) to be effective on the Closing Date. Each such offer of employment contemplated pursuant to the immediately preceding sentence shall (i) be on terms and conditions consistent with applicable Law and this Section 7.4, (ii) require the execution by offered Facility Employees of Purchaser’s form of offer letter and restrictive covenant agreement consistent with applicable Law and (iii) be made not later than five Business Days prior to the Closing Date (or with respect to any individual who first becomes a Facility Employee fifteen (15) or fewer Business Days prior to the Closing Date; provided that Seller has promptly informed Purchaser of such individual’s hire with Seller, not later than the day immediately prior to the Closing Date) for a position having a title and duties that are comparable to those of the applicable Facility Employee as of immediately prior to the Closing Date. Each Facility Employee who accepts such an offer of employment is referred to herein as a “Transferred Employee.”

(b) Comparability of Compensation and Benefits. For a period of at least 12 months following the Closing Date, Purchaser shall, or shall cause an Affiliate of Purchaser to, provide each Transferred Employee with: (i) a base salary or wage rate that is substantially comparable to that provided to such Transferred Employee by Seller immediately prior to the Closing Date, (ii) short-term target cash incentive compensation opportunities that are comparable to those provided to such Transferred Employee by Seller or its Affiliates immediately prior to the Closing Date and (iii) employee benefits (excluding any equity or equity-based compensation, severance, defined benefit, deferred compensation, retiree health or welfare, long-term incentive, change in control, retention or other similar compensation or benefits) that are comparable to the employee benefits provided to such Transferred Employee immediately prior to the Closing Date.

(c) Defined Contribution Plans. Purchaser shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its Affiliates to, permit all Transferred Employees to be eligible to participate, as of the Closing Date, in one or more qualified defined contribution plans sponsored by Purchaser or any of its Affiliates (“Purchaser DC Plans”), which shall contain all provisions necessary for the acceptance of direct rollovers of “eligible rollover distributions,” as defined in the Code, from accounts of Transferred Employees under Seller’s or its applicable Affiliate’s defined contribution plans (“Seller DC Plans”). The Purchaser DC Plans shall contain provisions to permit any such direct rollover to include the promissory note or notes representing any plan loans outstanding to Transferred Employees under Seller DC Plans on the date of the direct rollover, and Purchaser and Seller shall cooperate with each other to enable such direct rollovers to occur before any such loans become defaulted.

(d) Termination of Participation in Benefit Plans. Effective as of the Closing Date, except as otherwise specifically provided by the terms of a Benefit Plan or as required by applicable Law, all Transferred Employees will cease any participation in, and any benefit accrual under, all Benefit Plans.

(e) Credit under Purchaser Plans. To the extent that service is relevant for purposes of eligibility, entitlement to benefits and vesting (excluding for purposes of defined benefit pension benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Purchaser or any of its Affiliates for the benefit of the Transferred Employees following the Closing Date (the “Purchaser Benefit Plans”), Purchaser shall use commercially reasonable efforts to provide that such plan, program or arrangement shall credit such Transferred Employees for service earned prior to the Closing Date with Seller, any of its Affiliates or any of their respective predecessors in addition to service earned with Purchaser or any of its Affiliates on and after the Closing Date; provided, however, such credit for service shall only be provided to the extent allowable under such Purchaser Benefit Plans.

(f) Purchaser Welfare Plans. Purchaser shall use commercially reasonable efforts, or shall use commercially reasonable efforts to cause its Affiliates, to permit all Transferred Employees and their eligible dependents to participate, in welfare benefit plans sponsored or designated by Purchaser (“Purchaser Welfare Plans”) or any of its Affiliates that provide benefits in accordance with the comparability standard set forth in Section 7.4(b), and shall use commercially reasonable efforts to waive any waiting periods and actively-at-work requirements and any limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of Transferred Employees and their eligible dependents, in each case, to the extent allowed by the Purchaser Welfare Plans and in accordance with the terms of such plans. Following the Closing Date, Purchaser shall use commercially reasonable efforts to recognize, or shall use commercially reasonable efforts to cause its Affiliates to recognize, for purposes of annual deductible and out-of-pocket limits under Purchaser Benefit Plans, expenses paid toward deductibles and out-of-pocket limits by Transferred Employees and their respective dependents under analogous Benefit Plans in the calendar year in which the Closing Date occurs.

(g) Vacation and Paid Time Off. With respect to each Transferred Employee, Seller shall, or shall cause its applicable Affiliate to, pay each such Transferred Employee for any accrued but unused vacation or paid time off through the Closing to the extent required by applicable policies or Law, and Purchaser shall not assume such vacation or paid time off.

(h) Flexible Spending Account Plans. Purchaser shall use commercially reasonable efforts, or shall use commercially reasonable efforts to cause its Affiliates, to sponsor or designate a healthcare flexible spending account plan and a dependent care flexible spending account plan (collectively, “Purchaser FSA Plans”) for each Transferred Employee who, in the portion of the calendar year on or prior to the Closing Date, contributed to a healthcare flexible spending account plan or dependent care flexible spending account plan, as applicable, maintained by Seller or its Affiliates (collectively, “Seller FSA Plans”). The beginning balance as of the Closing Date in each Purchaser FSA Plan shall be the unused portion of the balance in the analogous Seller FSA Plan. Purchaser shall assume and be solely responsible for all claims for reimbursement by Transferred Employees following the Closing Date, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Purchaser FSA Plans.

(i)  COBRA. Following the Closing Date, Purchaser shall, or shall cause an Affiliate to, provide continuation health care coverage to all Transferred Employees and their qualified beneficiaries, for any “qualifying event” that occurs following the Closing Date, in accordance with the continuation health care coverage requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA with respect to claims incurred at any time on or after the Closing Date.

(j)  Workers’ Compensation Liabilities. As of the Closing Date, Purchaser shall assume, cause its Affiliate to assume, or reimburse Seller for, all Liabilities relating to compensation and benefits under any state workers’ compensation or similar Law in connection with claims of Transferred Employees based upon injuries, illnesses or other incidents arising following the Closing Date.

(k) Work Authorization. If any Facility Employee requires a work permit, employment pass, visa or other legal or regulatory approval for his, her or their employment with Purchaser or its Affiliates, Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause any such permit, pass, visa or other approval to be obtained and in effect prior to the Closing Date. Purchaser agrees to serve as the successor-in-interest with respect to Seller’s U.S. immigration-related filings submitted on behalf of applicable Facility Employees, with no material changes in the positions, geographic work locations, and base salaries reflected in the immigrant petitions, nonimmigrant filings, and labor certification applications.

(l)  Inducement. Purchaser acknowledges and agrees that it shall not, and shall cause its Affiliates not to, direct or request any Transferred Employee to breach any contractual non-use, confidentiality or nondisclosure obligation for the benefit of Seller and with respect to Seller’s or any of its Affiliates’ confidential or proprietary information (except to the extent such confidential or proprietary information relates solely to the Purchased Assets or the Assumed Liabilities).

(m)  No Amendment; No Third Party Beneficiaries. The provisions of this Section 7.4 are for the sole benefit of the Parties, and nothing in this Section 7.4, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Transferred Employee, Facility Contractor or other current or former employee or independent contractor of Seller or any of its Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including any third-party beneficiary rights). Nothing contained herein shall (i) constitute or be deemed to constitute the establishment, adoption, amendment, modification or termination of any Benefit Plan or any other benefit or compensation plan, program, policy, agreement or other arrangement or (ii) obligate Seller, Purchaser or any of their respective Affiliates to (A) maintain any particular Benefit Plan or any other benefit or compensation plan, program, policy, agreement or other arrangement or (B) retain the employment of any particular employee or the services of any particular independent contractor. Except as otherwise provided herein and provided that Purchaser complies with the terms of Section 7.4(a) and Section 7.4(a), Seller shall (i) retain and be solely responsible for all employee Liabilities relating to Facility Employees who do not become Transferred Employees, including Facility Employees who do not accept an offer of employment by Purchaser, and all employee Liabilities relating to Transferred Employees that arise from or relate to any event, circumstance or condition occurring or existing during the time period in which they were employed by Seller or its Affiliates, including any such Liabilities that arise as the result of termination of employment or services with Seller and (ii) comply with all applicable Laws relating to the termination of service of any Facility Employees.

7.5  Bulk Transfer Laws. Purchaser acknowledges that Seller has not taken, and does not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Purchaser hereby waives compliance by Seller with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the Transactions; provided, that, notwithstanding the foregoing, any Liability resulting from the failure to comply with any applicable bulk sale or bulk transfer Laws or similar Laws shall be treated as an Excluded Liability.

7.6  Litigation Support; Election to Control Non-Indemnified Claims.

(a) Litigation Support. Following the Closing, Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall reasonably cooperate with each other in the defense or settlement of any Liabilities involving the Purchased Assets or Facility Operations for which the other Party has responsibility under this Agreement by providing the other Party and such other Party’s legal counsel reasonable access to employees, records, documents, data, equipment, facilities, products, parts and other information regarding the Purchased Assets and the Facility Operations as such other Party may reasonably request, to the extent maintained or under the possession or control of the requested Party; provided, however, that such access shall not unreasonably interfere with Purchaser’s or its Affiliates’, or Seller’s or its Affiliates’, as the case may be, respective businesses; and provided further that any Party may restrict the foregoing access to the extent that (i) such restriction is required by applicable Law, (ii) such access or provision of information would result in a violation of confidentiality obligations to a third party or (iii) disclosure of any such information would result in the loss or waiver of the attorney-client privilege. The requesting Party shall reimburse the other Party for its reasonable out-of-pocket expenses paid to third parties in performing its obligations under this Section 7.4(m).

(b) Election to Control Non-Indemnified Claims. From and after the Closing, Purchaser and its Affiliates shall use commercially reasonable efforts to promptly notify Seller of any Action instituted by a third party with respect to the Purchased Assets or the Facility Operations with respect to which Purchaser is not entitled to indemnification under Section 8.1 (a “Non-Indemnified Claim”). With respect to any such Non-Indemnified Claim, if such Non-Indemnified Claim could reasonably be expected to materially adversely affect the business of Seller or its Affiliates and is reasonably expected not to materially adversely affect the business of Purchaser and its Affiliates, Seller shall have the right (i) to participate in the defense of such Non-Indemnified Claim and, at its own expense, to employ counsel of its own choosing for such purpose and (ii) in the event Seller agrees to indemnify Purchaser for all judgments, awards, damages and settlement costs and obligations arising from such Non-Indemnified Claim, to conduct and control, at its expense and through counsel of its choosing, the defense, compromise and settlement of such Non-Indemnified Claim; provided, however, that (A) Seller shall give Purchaser advance notice of any proposed compromise or settlement and shall not, without the prior written consent of Purchaser, consent to or enter into any compromise or settlement that commits Purchaser to take, or to forbear to take, any action or does not provide for a full and complete written release by the applicable third party of Purchaser, (B) Seller may not consent to the entry of any judgment that does not relate solely to monetary damages arising from any such Non-Indemnified Claim (which Seller has agreed to pay in full) without the prior written consent of Purchaser and (C) Purchaser shall have the right to participate in the defense of such Non-Indemnified Claim and, at its own expense, to employ counsel of its own choosing for such purpose. The provisions of Article 8 shall apply to any Third Party Claim with respect to which Purchaser is entitled to indemnification under Section 8.1.

7.7  Trade Notification. Purchaser and Seller shall agree on the method and content of the notifications to vendors, suppliers and other service providers of the sale of the Purchased Assets to Purchaser. Purchaser and Seller agree that such notifications are intended to provide sufficient advance notice of the sale and the plans associated therewith, with the objective of minimizing any disruption of the Facility Operations.

7.8  Further Assurances.

(a) Subject to Section 2.2, for a period of 12 months after the Closing Date, if either Purchaser or Seller becomes aware that any of the Purchased Assets has not been transferred to Purchaser or that any of the Excluded Assets has been transferred to Purchaser, it shall promptly notify the other, and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, at Purchaser’s expense and with any necessary prior third-party approval, consent or waiver, which Seller agrees it shall use commercially reasonable efforts to obtain, to (i) Purchaser, in the case of any Purchased Asset which was not transferred at the Closing, or (ii) Seller, in the case of any Excluded Asset which was transferred at the Closing, or, at Seller’s election, such Excluded Asset may be deleted or destroyed as set forth in Section 7.8(b). For a period of 12 months following the Closing, Purchaser shall execute and deliver, or cause to be executed and delivered, to Seller, at Purchaser’s expense, such other instruments of assumption as Seller may reasonably request or as may be otherwise necessary to evidence the assumption by Purchaser of the Assumed Liabilities. For a period of 12 months following the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Purchaser, at Purchaser’s expense, such other instruments of assumption as Purchaser may reasonably request or as may be otherwise necessary to evidence the assumption by Purchaser of the Purchased Assets.

(b) If, following the Closing Date, Purchaser becomes aware of any documents, standard operating procedures, materials or other information in its possession that is not a Purchased Asset, Purchaser shall, and shall cause its Affiliates to, subject to Purchaser’s obligation to transfer such Excluded Assets to Seller as set forth in Section 7.8(a), destroy or delete any copies of such documents, standard operating procedures, materials or other information as soon as practicable.

(c) If, following the Closing Date, Purchaser becomes aware of any instance of any Software in its possession that is owned by or licensed to Seller or any of its Affiliates and that is not licensed to Purchaser or any of its Affiliates, Purchaser shall, and shall cause its Affiliates to, at Purchaser’s election (i) immediately cease any use of such Software and delete such instances of Software or (ii) obtain a license to such Software, in each case ((i)-(ii)) as soon as practicable.

7.9  Payments To or From Third Parties. If, after the Closing, either Party shall receive any payments or other funds due to the other Party (other than any payments or other funds expressly addressed in the Mutual Transition Services Agreement) pursuant to the terms of this Agreement, then the Party receiving such funds shall promptly forward such funds to the proper Party. The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any of the Ancillary Agreements.

7.10 Excluded Records. Purchaser acknowledges and agrees that (a) it is not acquiring any right, title or interest (including any license rights or rights of use) in, to or under any Excluded Records to the extent inadvertently included or embedded in the Facility Books, Documents and Records or other Purchased Assets and (b) it shall not, and shall cause its Affiliates not to, attempt to reconstruct, assemble, recompile, reverse engineer or otherwise access copies of any such Excluded Records.

7.11 Insurance. As of the Closing Date, the coverage under all insurance policies related to the Purchased Assets, the Facility Operations and the Facility Employees shall continue in force only for the benefit of Seller and its Affiliates and not for the benefit of Purchaser. Purchaser agrees to arrange for its own insurance policies (which may include self-insurance) with respect to the Purchased Assets, the Facility Operations and the Facility Employees covering all periods and agrees not to seek, through any means, to benefit from any insurance policies of Seller or any of its Affiliates that may provide coverage for claims relating in any way to the Purchased Assets, the Facility Operations or the Facility Employees prior to the Closing.

7.12 Tax Matters.

(a) Cooperation. After the Closing, each of Purchaser and Seller shall (and shall cause their respective Affiliates to):

(i) assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing, and which the preparing Party has a commercially reasonable reason for requesting the other Party’s assistance;

(ii) cooperate fully in preparing for any audits of, or disputes with Taxing Authorities regarding, any Tax Returns that relate to the Purchased Assets or the Facility Operations;

(iii)  make available to the other and to any Taxing Authority as reasonably requested all information, records and documents relating to Taxes imposed with respect to the Purchased Assets or the Facility Operations;

(iv)  furnish the other Party with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Tax for which such other Party may be liable; and

(v) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Transfer Taxes.

(b) Notwithstanding the foregoing Section 7.12(a), (or any other provision in this Agreement), in no event shall Seller or Purchaser (or any of their respective Affiliates) be required to provide any consolidated, combined, unitary or other similar Tax Return to the other Party.

(c) Withholding Taxes. Each Party shall be permitted to withhold amounts from all amounts payable hereunder as required under applicable Laws, including Alabama Code Section 40-18-86. However, as soon as reasonably practicable prior to the expected Closing Date, Purchaser shall deliver to Seller a schedule of any expected withholding amounts with written explanations for each. Furthermore, each Party shall reasonably cooperate to reduce the amount of withholding Taxes imposed on amounts payable hereunder, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes. To the extent that amounts payable to a recipient are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

(d) Straddle Period Taxes. For purposes of this Agreement, personal and real property Taxes and other Taxes on the Purchased Assets or the Facility Operations that are calculated on an annual or periodic basis for any Straddle Period shall be prorated on a per diem basis between Purchaser and Seller as of the Closing Date. With respect to any other Taxes imposed on the Purchased Assets or the Facility Operations with respect to any Straddle Period, such Taxes shall be allocated on a “closing of the books” basis as two partial periods, one ending at the time of the Closing and the other beginning immediately after the Closing.

7.13 Assistance with Financial Reporting. For a period of two (2) annual accounting periods after the Closing, Purchaser shall use its commercially reasonable efforts to provide reasonable assistance to Seller, during normal business hours and upon reasonable advance notice, in connection with any financial reporting obligations of Seller and at Seller’s sole cost and expense, in each case, related to the Purchased Assets or the Facility Operations during any period prior to the Closing.

7.14 Shared Contracts. With respect to each of the Shared Contracts set forth on Schedule 2.3(f), prior to the Closing and for a period of 12 months following the Closing, Seller shall cooperate with Purchaser and use its commercially reasonable efforts to cause the counterparty to each such Shared Contract to enter into an agreement with Purchaser or one or more of its Affiliates, to be effective as of the Closing Date (or as soon as reasonably possible following the Closing Date, if the counterparty to such Shared Contract has not entered into such agreement as of the Closing Date), providing for the assets, services, rights or benefits provided by such counterparty with respect to the Purchased Assets or the Facility Operations pursuant to such Shared Contract; provided, however, nothing in this Section 7.14 shall be deemed to require Seller or any of its Affiliates to make any payments to such counterparty or to assign any Shared Contract or portion of such Shared Contract.

7.15 Use of Trademarks.

(a) Neither Seller nor any of its Affiliates is conveying ownership rights with respect to any Trademarks of Seller or any of its Affiliates (collectively, the “Retained Names and Marks”).

(b) Promptly following the Closing Date (but in any event prior to use with or on behalf of a third party), except as expressly authorized in the Manufacturing and Supply Agreement, Purchaser shall, and shall cause its Affiliates to, (i) cease and discontinue any and all uses of the Retained Names and Marks, (ii) remove, destroy or irrevocably strike over the labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of the Closing Date that bear any Retained Names and Marks and (iii) remove all Retained Names and Marks from all assets, packaging materials, websites, email and other online materials and from all signage and other displays.

(c) In the event Purchaser or any of its Affiliates violates any of its obligations under this Section 7.15, Seller and its Affiliates may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. Purchaser acknowledges that a violation of this Section 7.15 may cause Seller and its Affiliates irreparable harm which may not be adequately compensated for by money damages. Purchaser therefore agrees that in the event of any actual or threatened violation of this Section 7.15, Seller and its Affiliates shall be entitled, in addition to other remedies that it or any of them may have, to seek a temporary restraining order or preliminary or final injunctive relief against Purchaser or such Affiliate of Purchaser to prevent any violations of this Section 7.15, without the necessity of posting a bond.

7.16 Representation and Warranty Insurance. Prior to the Closing, Purchaser will (a) pay or cause to be paid all premiums, underwriting costs, due diligence fees, brokerage or placement fees, premium Taxes and any other fees, costs or expenses incurred, paid or payable in connection with obtaining the RWI Policy and (b) take all steps and other actions required to bind the coverage under the RWI Policy as of the Closing. Purchaser shall not, nor shall it permit any insured policy under the RWI Policy to, amend or waive the RWI Policy in any manner that would allow the insurer thereunder to subrogate or otherwise make or bring any Action against Seller, any of its Affiliates or any of their respective directors, officers, employees, Affiliates, controlling Persons and advisors arising out of or related to this Agreement or any Ancillary Agreement without the prior written consent of Seller (in its sole discretion), except with respect to claims for Fraud. Purchaser shall take all actions reasonably necessary to cause all Closing and post-Closing deliverables under the RWI Policy to be delivered as promptly as possible at or after the Closing and shall deliver a copy of the final, issued RWI Policy to Seller promptly after issuance.

7.17 Exclusive Dealings. During the Interim Period, Seller shall not, and Seller shall not authorize or permit any of their respective or their Affiliates’ respective representatives to, directly or indirectly: (a) discuss, encourage, solicit, initiate, knowingly facilitate or continue inquiries regarding an Acquisition Proposal; (b) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (c) enter into any Contracts regarding an Acquisition Proposal. Seller shall promptly (and in any event within 24 hours) advise Purchaser in writing if Seller or any of its Affiliates, or any of their respective directors, officers, employees or other representatives receives any proposal for an Acquisition Proposal, any request for information with respect to any such Acquisition Proposal or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal (including advising Purchaser of the material terms and conditions of such request, proposal or inquiry, and the identity of the Person making the same).

7.18 Title Insurance; Due Diligence. Purchaser acknowledges and agrees that, on or before the date hereof: (a) Seller previously afforded Purchaser all reasonable opportunity to assess, examine, inspect, investigate, review and study any and all aspects of the Facility and confirm such matters as Purchaser deems appropriate in order to determine that the Facility is acceptable to Purchaser and Purchaser has satisfied itself in respect of all aspects of the Facility and (b) Purchaser has obtained a pro forma Title Policy from the Title Company in form and substance acceptable to Purchaser. Seller shall reasonably cooperate with Purchaser in connection with causing the Title Company to issue the Title Policy in a form approved by Purchaser at Closing.

7.19 Non-Competition and Non-Solicitation of Business Contacts. In order to protect the value and goodwill of the Purchased Assets, the Facility and the Facility Operations and as a material inducement to Purchaser to consummate the Transactions and purchase the Purchased Assets and assume the Assumed Liabilities, and in order for Purchaser to have and enjoy the full benefit of the Purchased Assets as so acquired, Seller agrees that for a period of [* * *] after the Closing Date (such [* * *] period plus, and as extended by, any period in which Seller is not in compliance with the restrictions set forth herein, the “Restriction Period”), Seller shall not, directly or indirectly:

(a) (i) engage in, undertake, or carry on a Competitive Business or (ii) have any financial or other interest in, or in any other manner assist any other Person to engage in, undertake, or carry on a Competitive Business, in each case, anywhere in the United States of America (the “Business Area”); provided, that nothing in this Section 7.19(a) shall prohibit Seller from being a purely passive owner of not more than [* * *]% in the aggregate of the outstanding stock of any class of a Person which is a publicly traded entity that is engaged in a Competitive Business; or

(b) solicit, encourage, induce, entice, or recruit, or attempt to solicit, encourage, induce, entice, or recruit, any customer, client, investor, vendor, supplier, distributor, licensor, licensee, business partner, or other business relation (including any Person who was or has been a customer, client, investor, vendor, supplier, distributor, business partner, or other business relation in connection with the Facility or the Facility Operations at any time during the [* * *] period preceding the Closing Date) (i) to alter, reduce, terminate, or refrain from entering, performing, or continuing its contractual or other business relationship concerning the Facility or the Facility Operations, or (ii) to purchase, license, or enter into any contractual or other business relationship with respect to any products, services, systems, solutions, goods, or technologies that are competitive with any products, services, systems, solutions, goods or technology of the Facility, from any Person other than Purchaser or its Affiliates from and after the Closing.

(c) For clarity, the foregoing covenants in this Section 7.19 do not restrict or limit (i) any of Seller’s activities that relate: (A) generally to the operation of other equipment not located on or at the Facility or the business of Seller not conducted at the Facility, in each case, as of the Closing, (B) to warehousing for Seller or any of its Affiliates, (C) to the conduct of quality testing services for Seller or any of its Affiliates or (D) Seller’s rights under Section 2.5 of the Manufacturing and Supply Agreement; or (ii) any acquisition of Seller or substantially all of its assets by any other Person that was involved in a Competitive Business as of the consummation of such acquisition. The Parties agree that the foregoing covenants in this Section 7.19 impose a reasonable restraint on Seller in light of the activities and business of Purchaser on the date of the execution of this Agreement and the current plans of Purchaser. The covenants in this Section 7.19 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the Parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall thereby be reformed. All of the covenants in this Section 7.19 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Seller against Purchaser, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Purchaser of such covenants. It is specifically agreed that the periods set forth in this Section 7.19 during which the agreements and covenants made in this Section 7.19 shall be effective, shall be computed by excluding from such computation any time during which the Person bound by such agreement or covenant is found by a court of competent jurisdiction to have been in violation of any provision of this Section 7.19. From and after the Closing Date, the covenants contained in this Section 7.19 shall not be affected by any breach of any other provision hereof by any Party. Each of the Parties hereby agrees that the covenants set forth in this Section 7.19 are a material and substantial part of the Transactions and are supported by adequate consideration.

8.  Survival and Indemnification

8.1 Survival. The Parties, intending to modify the applicable statute of limitations, acknowledge and agree as follows:

(a) the representations and warranties of the Parties contained in this Agreement or any certificate or other document delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purposes and thereafter, there shall be no liability, nor shall any claim be made by, any Party in respect thereof, except in the case of Fraud, which shall survive the Closing until the applicable statute of limitations with respect to any such Fraud;

(b) subject to Section 8.1(c), all covenants and other agreements contained in this Agreement or any certificate or other document delivered pursuant hereto that contemplate performance: (i) at or prior to the Closing, shall terminate effective as of the Closing and shall not survive the Closing and (ii) following the Closing, shall survive the Closing for the period contemplated by its terms. If any such post-Closing covenant or agreement also contains pre-Closing or Closing covenants or agreements, then only the portion (if any) of such covenant or other agreement for the period after the Closing shall survive and any portion of any such covenant or other agreement contemplating performance at or prior to the Closing shall terminate effective as of the Closing and shall not survive the Closing; and

(c) the covenants and other agreements of Seller contained in Section 8.2(c) shall survive the Closing until 11:59 p.m. (Pacific time) on the date that is [* * *] years following the Closing Date; provided, however, if, at any time on or prior to such date, Purchaser delivers to Seller a written notice asserting in good faith a claim for recovery under Section 8.2(c), then the claim asserted in such notice shall survive such date until such time as such claim is fully and finally resolved.

8.2  Indemnification by Seller. Subject to the provisions of this Article 8, from and after the Closing, Seller agrees to defend, indemnify and hold harmless Purchaser and its Affiliates and, if applicable, their respective directors, officers, agents, employees, successors, direct and indirect equity holders, members, agents, representatives, successors and assigns, from and against any and all Losses suffered or incurred by such Persons to the extent arising out of or resulting from:

(a) any Excluded Liability;

(b) any breach by Seller of any of its covenants or agreements contained in this Agreement or the Bill of Sale that are required to be performed after the Closing; and

(c) any Third Party Claim arising out of or in connection with any Environmental Liabilities arising out of, or relating to, actions occurring or conditions existing at the Facility or with respect to the Purchased Assets or Facility Operations prior to the Closing (regardless of when discovered or asserted).

8.3 Indemnification by Purchaser. Subject to the provisions of this Article 7.19, from and after the Closing, Purchaser agrees to defend, indemnify and hold harmless Seller and its Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns, from and against any and all Losses suffered or incurred by such Persons to the extent arising out of or resulting from:

(a) any Assumed Liabilities (including, for the avoidance of doubt, any Losses resulting from Purchaser’s non-performance or breach of, or default under, an Assumed Contract); and

(b) any breach by Purchaser of any of its covenants or agreements contained in this Agreement or the Bill of Sale that are required to be performed after the Closing.

8.4  Claim Procedures.

(a) If any of the Persons to be indemnified under this Article 8 (the “Indemnified Party”) has suffered or incurred any Loss, the Indemnified Party shall so notify the party from whom indemnification is sought (the “Indemnifying Party”) promptly (but in any event, no more than 30 days following the first date following the Closing Date on which such Indemnified Party has knowledge of the facts, matters or circumstances from which it is reasonably apparent that such an occurrence is likely to have occurred in writing, describing such Loss), the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement, the Bill of Sale, or any other instrument or certificate delivered pursuant hereto in respect of which such Loss shall have occurred (a “Claim Notice”); provided, that no failure to give notice of such claim prior to the expiration of such 30-day period and no defect in the information contained in any such Claim Notice shall relieve the Indemnifying Party from any obligation under this Article 8 except to the extent that such failure or defect actually prejudices such Indemnifying Party. The Indemnified Party shall cooperate with and provide to the Indemnifying Party such information under the Indemnified Party’s control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in the Claim Notice. The Indemnifying Party and the Indemnified Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law) to third parties and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work product privileges.

(b) In the event the Claim Notice results from any Action asserted or threatened against, the Indemnified Party by a third party (a “Third Party Claim”):

(i) The Indemnified Party shall promptly (but in any event, no more than 10 Business Days following the Indemnified Party’s receipt of the Third Party Claim and in any event no later than the 20th Business Day preceding the date by which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or similar pleading is required to be filed in an Action) notify (the “Third Party Claim Notice”) the Indemnifying Party of such Third Party Claim; provided, that no failure by the Indemnified Party to deliver any such Third Party Claim notice shall relieve the Indemnifying Party of any obligation under this Article 8, except to the extent such failure actually prejudices such Indemnifying Party.

(ii) The Indemnifying Party under this Article 8 shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within 30 days of receipt of a Third Party Claim Notice (or the fifth day preceding the date on which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or other similar pleading is required to be filed in an Action) from the Indemnified Party with respect thereto, to assume conduct and control, at the expense of the Indemnifying Party and through counsel of its choosing that is reasonably acceptable to the Indemnified Party, the Third Party Claim identified in such Third Party Claim Notice. If the Indemnifying Party shall control the defense of any such Third Party Claim, the Indemnifying Party shall indemnify the Indemnified Party for all judgments, awards, damages and settlement costs and obligations arising from such Third Party Claim and shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to such claims without the prior written consent of the Indemnified Party, unless such judgment, settlement, compromise or offer to settle, compromise or cease to defend such Third Party Claim (A) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (B) results in the full and general release of all Indemnified Parties from all liabilities arising or relating to, or in connection with, the Third Party Claim, and (C) involves no finding or admission of any violation of Law or the rights of any Person and no effect on any other claims that may be made against the Indemnified Party or any of its Affiliates. The Indemnifying Party shall permit the Indemnified Party to participate in, but not control, the defense of any such action or suit through counsel chosen by the Indemnified Party; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party.

(iii)  If the Indemnifying Party does not duly and timely make such election, the Indemnified Party shall have the right to assume conduct and control of the Third Party Claim; provided, that the Indemnified Party may not compromise or settle any such Third Party Claim for which it is seeking indemnification hereunder without the consent of the Indemnifying Party. If the Indemnifying Party elects not to control or conduct the defense of a Third Party Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense of any Third Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.

(c) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate investigation and defense of all Third Party Claims, including by providing reasonable access to each other’s relevant business records, documents and employees, for purposes of investigation, document production, testimony and otherwise. The Indemnified Party and the Indemnifying Party shall keep each other fully and promptly informed with respect to the status of all Third Party Claims and shall deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to any Third Party Claims. The Person controlling the defense of a Third Party Claim shall in good faith allow the Indemnifying Party or Indemnified Party, as the case may be, to make comments to the materials filed or submitted in such defense, and shall consider such comments in good faith.

8.5   Certain Limitations.

(a) Notwithstanding the other provisions of this Article 8, (i) the aggregate amount required to be paid by Seller pursuant to Section 8.2 shall not exceed an amount equal to the Purchase Price, except in case of Fraud, and (ii) the aggregate amount required to be paid by Seller pursuant to Section 8.2(c) shall not exceed an amount equal to $[* * *].

(b) In no event shall any Indemnifying Party be obligated to indemnify any Indemnified Party or any other Person with respect to any Losses to the extent that such Losses are expressly included in the calculation of the Purchase Price (including any adjustment thereto, if any, pursuant to Section 2.7).

(c) No Indemnified Party shall be entitled to be compensated more than once for the same Loss.

(d) In the event that there is any claim arising out of this Agreement that would reasonably be expected to be characterized as arising out of an inaccuracy in or breach of any representations or warranties contained in this Agreement (as compared to a Loss arising from an Excluded Liability or a breach of covenant), Purchaser shall, to the extent commercially reasonable, first assert such claim under the RWI Policy before asserting such claim under Section 8.2.

8.6   Losses Net of Insurance, Etc.

(a) Each Indemnified Party shall use its commercially reasonable efforts, and shall cause its Affiliates to use their respective commercially reasonable efforts, to mitigate any indemnifiable Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto; provided that the foregoing shall not be deemed to limit the ability of such Indemnified Party and its Affiliates to incur reasonable costs and expenses in connection therewith.

(b) The amount of any Loss for which indemnification is provided under Section 8.1 or 8.3 shall be net of (i) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party and (ii) any insurance proceeds actually received as an offset against such Loss, in each case, net of costs of recovery and increased premium or similar amounts, if any. An Indemnified Party shall use commercially reasonable efforts to make such recoveries. If the amount to be netted hereunder from any payment required under Section 8.1 or 8.3 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this Article 8, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article 8 had such determination been made at the time of such payment.

8.7  Sole Remedy/Waiver. Except as set forth in Section 8.8 and for injunctive and provisional relief (including specific performance), the Parties acknowledge and agree that, if the Closing occurs, the remedies provided for in this Agreement shall be the Parties’ sole and exclusive remedy with respect to the breaches of representations and warranties and covenants and agreements contained herein. Notwithstanding the foregoing, nothing in this Agreement shall affect the rights and remedies available to the parties thereto under, or in connection with, the Ancillary Agreements (other than the Bill of Sale). In furtherance of the foregoing, each of the Parties hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or any of its Affiliates, or Purchaser or any of its Affiliates, as the case may be, arising under or based upon any federal, state, local or foreign Law, including any Environmental Law. Notwithstanding the foregoing, nothing in this Agreement shall affect the rights and remedies available to the parties thereto under, or in connection with, the Ancillary Agreements (other than the Bill of Sale).

8.8  Fraud. Nothing in this Article 8 including, for the avoidance of doubt, Section 8.5(a), shall operate to limit the liability in any respect of any Party to the other Party in the event such Party committed Fraud against Purchaser or any of its Affiliates, on the one hand, or Seller or any of its Affiliates, on the other hand.

8.9  No Special Damages. WITH RESPECT TO THE PARTIES’ RESPECTIVE OBLIGATIONS PURSUANT TO THIS ARTICLE 8 AND WITHOUT LIMITING ANY RIGHTS UNDER THE ANCILLARY AGREEMENTS (OTHER THAN THE BILL OF SALE), IN NO EVENT SHALL ANY PARTY BE LIABLE FOR AND EACH PARTY WAIVES ANY CLAIM FROM THE OTHER TO ANY SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, WHETHER ARISING UNDER ANY LEGAL OR EQUITABLE THEORY OR ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT, ALL OF WHICH ARE HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES UNLESS ACTUALLY AWARDED TO A THIRD PARTY BY A COURT OF COMPETENT JURISDICTION IN A FINAL, NON-APPEALABLE DETERMINATION.

9.  Termination

9.1  Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Purchaser and Seller;

(b) by Purchaser, by giving written notice of such termination to Seller, if (i) any one or more of the representations or warranties of Seller contained in Article 5 shall prove to have been inaccurate when made or (ii) Seller shall be in material breach of its agreements and obligations contained in this Agreement and, in the case of each of clause (i) and (ii), such inaccuracy or breach (A) would give rise, if continuing on the Closing Date, to the failure of any of the conditions set forth in Section 4.2 and (B) cannot be or has not been cured by the earlier of: (x) the date that is 30 days after written notice thereof is given by Purchaser to Seller and (y) the Termination Date;

(c) by Seller, by giving written notice of such termination to Purchaser, if (i) any one or more of the representations or warranties of Purchaser contained in Article 6 shall prove to have been inaccurate when made or (ii) Purchaser shall be in material breach of its agreements and obligations contained in this Agreement and, in the case of each of clause (i) and (ii), such inaccuracy or breach (A) would give rise, if continuing on the Closing Date, to the failure of any of the conditions set forth in Section 4.3, and (B) cannot be or has not been cured by the earlier of: (x) the date that is 30 days after written notice thereof is given by Seller to Purchaser and (y) the Termination Date;

(d) by either Purchaser or Seller, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to [* * *] (unless otherwise extended by written agreement of Purchaser and Seller prior to such date, the “Termination Date”); provided that neither Party may terminate this Agreement pursuant to this Section 9.1(d) if the failure to consummate the Closing by the Termination Date shall be due to the failure of the Party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement; or

(e) by either Purchaser or Seller, by giving written notice of such termination to the other Party, if any court of competent jurisdiction or other Governmental Authority with competent jurisdiction shall have issued a Law or Governmental Order permanently making illegal, enjoining or prohibiting the consummation of the Transactions and such Law or Governmental Order shall have become final and nonappealable.

9.2  Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any Liability to the other Party or their respective Affiliates, directors, officers or employees; provided, however, that (i) subject to Section 9.2(d), no such termination shall relieve any Party of any Liability to the other Party resulting from any material breach of this Agreement; and (ii) the obligations of the Parties contained in this Section 9.2 and in Sections 7.1(b) (“Information and Documents; Notifications”), 10.1 (“Notices”), 10.9 (“Public Disclosure”), 10.10 (“Expenses”) and 10.12 (“Governing Law; Jurisdiction; No Jury Trial”) hereof shall survive the termination of this Agreement.

(b) In the event of the termination of this Agreement in accordance with Section 9.1 and at such time any Party is in material breach of or default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that any other party may have hereunder or otherwise under applicable Law.

(c) In the event of the termination of this Agreement in accordance with Section 9.1: (i) Purchaser shall return to Seller all documents and other material received by Purchaser, its Affiliates and their respective representatives from Seller, any of its Affiliates or any of their respective representatives relating to the Transactions, whether so obtained before or after the execution hereof, to Seller and (ii) all Confidential Information received by Purchaser, any of its Affiliates and their respective representatives with respect to Seller, any of its Affiliates and the Purchased Assets shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(d) Except for the Company’s rights under Section 10.14 to require Purchaser to specifically perform its obligations under this Agreement, prior to the valid termination of this Agreement, the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller against Purchaser or any of its Affiliates in respect of this Agreement and the transactions contemplated hereby shall be the Seller’s right to terminate this Agreement in accordance with Section 9.1(c) and seek monetary damages from Purchaser up to an amount not to exceed $[* * *] (the “Purchaser Liability Cap”) for its material breach of this Agreement (including seeking payment of any such damages from Sponsor pursuant to and subject to the terms of the Limited Guarantee solely to the extent provided therein), and upon payment of such amounts by Purchaser (or by the Sponsor pursuant to the Limited Guarantee) pursuant to a final, non-appealable judgment by a court of competent jurisdiction, Purchaser shall have no further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement (including the Equity Commitment Letter) or any of the transactions contemplated hereby or thereby. Except with respect to Seller’s rights under this Section 9.2(d) to pursue a remedy at law for monetary damages not to exceed the Purchaser Liability Cap for material breach of this Agreement by Purchaser and as expressly set forth in the Limited Guarantee to seek payment of any such damages award from the Sponsor, upon the termination of this Agreement for any reason, none of Seller nor any of its Affiliates shall thereafter be entitled to bring and shall in no event support, facilitate, initiate or participate in (or permit any of the foregoing parties to support, facilitate, initiate or participate in) any Action or encourage or take any action or bring any claim (in each case under any legal theory, whether sounding in law (whether for breach of contract, in tort or otherwise) or in equity), other than opposing the bringing of any such Action against Purchaser, Sponsor or any of their respective Affiliates with respect to, arising out of, relating to or in connection with the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Equity Commitment Letter or otherwise (in any case, whether willfully, intentionally, unintentionally or by willful and/or material breach, or otherwise), and Seller shall cause any such Action pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination. All former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, general or limited partners, members, managers, trustees, attorneys, agents, representatives or Affiliates of Sponsor and the Purchaser, or any former, current or future direct or indirect stockholder, equity holder, controlling person, portfolio company, director, officer, employee, general or limited partner, member, manager, trustee, attorney, agent, representative or Affiliate of any of the foregoing are express third party beneficiaries of this Section 9.2(d) and may enforce the provisions of this Section 9.2(d) against the Parties to this Agreement. Seller will be entitled to seek specific performance to cause the Closing to occur solely to the extent permitted by Section 10.14 prior to terminating this Agreement in accordance with its terms or seek a monetary damages remedy against Purchaser (and Sponsor solely to the extent provided in the Limited Guarantee) solely to the extent provided in this Section 9.2(d) and Section 10.15, but shall not be entitled to both specific performance to cause the Closing to occur pursuant to Section 10.14 and payment of any such monetary damages (in no event to exceed the Purchaser Liability Cap).

10.  Miscellaneous

10.1 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email and receipt is confirmed or no failure message is generated, when transmitted; (c) if sent by email on a day other than a Business Day and receipt is confirmed or no failure message is generated, on the Business Day following the date sent; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Parties):

to Seller:

Nektar Therapeutics

455 Mission Bay Boulevard South

San Francisco, CA 94158

Attention: Mark Wilson, Chief Legal Officer

Email: [* * *]

with required copies (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attn: Joshua Hofheimer and Daniel Belke

Email: [* * *]

to Purchaser:

[* * *]

c/o Ampersand Capital Partners

Ampersand Capital Partners

One Post Office Square, Suite 2900

Boston, MA 02109

Attention: Dana L. Niles; David Q. Anderson

Email: [* * *]

with a copy to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: James T. Barrett; Eric Carlson

Telephone: [* * *]

Email: [* * *]

10.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Purchaser and Seller, and (ii) in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.3 Assignment. No Party may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of Law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other Parties, except that (i) Purchaser may, without such consent, assign its rights to acquire the Purchased Assets hereunder, in whole or in part, to one or more of its Affiliates or to any lender in connection with collateral assignment and (ii) Seller may, without such consent, assign its rights and obligations hereunder, in whole or in part, to one or more of its Affiliates; provided, however, that no such assignment by Purchaser or Seller shall relieve Purchaser or Seller, as applicable, of any of its respective obligations hereunder.

10.4 Access to Records After Closing.

(a) For a period of three years after the Closing Date and to the extent not prohibited or restricted by applicable Law, Seller and its representatives shall have reasonable access to (and rights to make copies of) the Facility Books, Documents and Records, any other books and records relating to the Facility Operations or the Purchased Assets, and any personnel of Purchaser or an Affiliate of Purchaser with knowledge thereof, in each case, to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the Facility Operations or ownership or control of the Purchased Assets, in each case prior to the Closing Date, or for any other reasonable purpose of Seller. Such access shall be afforded by Purchaser and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 10.4(a). If Purchaser or any Affiliate of Purchaser shall desire or be required by applicable Law to dispose of any of the books and records described in the first sentence of this Section 10.4(a) (including any Facility Books, Documents and Records) prior to the expiration of such three-year period, Purchaser shall use reasonable efforts to, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as Sellers may select.

(b) For a period of three years after the Closing Date and to the extent not prohibited or restricted by applicable Law, Purchaser and its representatives shall have reasonable access to all of the books and records relating to the Facility Operations or the Purchased Assets which Seller or any Affiliate of any Seller may retain after the Closing Date, and any personnel of Seller or an Affiliate of Seller with knowledge thereof. Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours. Purchaser shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 10.4(b). If Seller or any Affiliate of any Seller shall desire or be required by applicable Law to dispose of any of the books and records described in the first sentence of this Section 10.4(b) prior to the expiration of such three-year period, Seller shall use reasonable efforts to, prior to such disposition, give Purchaser a reasonable opportunity, at Purchaser’s expense, to segregate and remove such books and records as Purchaser may select.

10.5  Confidential Nature of Information. Each Party agrees that all Confidential Information which it shall have obtained regarding the other Parties during the course of the negotiations leading to the consummation of the Transactions (whether obtained before or after the date hereof), the investigation provided for herein and the preparation of this Agreement, the Ancillary Agreements and other related documents shall be held in confidence pursuant to the Confidentiality Agreement, which Confidentiality Agreement shall terminate at Closing. From and thereafter, Seller shall, and shall take all reasonable measures to cause their respective agents, representatives, Affiliates, employees, officers and directors to, as applicable, treat and hold as confidential all Confidential Information relating to the Facility, the Facility Operations or the Purchased Assets. Seller shall, and shall take all reasonable measures to cause their respective agents, representatives, Affiliates, employees, officers and directors to, refrain from directly or indirectly disclosing, revealing, divulging or otherwise communicating any such Confidential Information to any Person other than authorized Affiliates, officers, managers and employees of Purchaser or using or otherwise exploiting any such Confidential Information for such Person’s own benefit or for the benefit of anyone other than Purchaser and its Affiliates. Notwithstanding the foregoing, Confidential Information shall not include: (a) information that, at the time of disclosure, is available publicly and was not disclosed in breach of any obligation (contractual or legal) to keep such information confidential; (b) information obtained after the date of this Agreement, on a non-confidential basis from a third party and who (to the recipient’s knowledge after reasonable inquiry) was not bound by any obligation (contractual or legal) of confidentiality to a Party or any of their respective Affiliates with respect to such information; or (c) information shown by contemporaneous record to have been independently developed without use of or reference to other Confidential Information. In the event that a Seller or any of their respective agents, representatives, Affiliates, employees, officers or directors becomes legally compelled to disclose any such Confidential Information, Seller shall provide Purchaser with prompt written notice of such requirement so that Purchaser may seek a protective order or other remedy or waive compliance with the provisions of this Section 10.5. In the event that a protective order or other remedy is not obtained or if Purchaser waives compliance with this Section 10.5, the Party required to disclose such Confidential Information shall (or the applicable Party shall cause its agents, representatives, Affiliates, employees, officers and directors to, as applicable) furnish only that portion of such Confidential Information as is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded to such Confidential Information.

10.6 Entire Agreement. This Agreement, the Disclosure Letter, the exhibits and schedules referred to herein, the documents delivered pursuant hereto, including the Ancillary Agreements, and the Confidentiality Agreement contain the entire understanding of the Parties with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the Parties.

10.7 Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.8 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Seller or their respective successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

10.9 Public Disclosure. No Party shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the Ancillary Agreements or the existence of any arrangement between the Parties, without the prior written consent of the other Party whether or not named in such publicity, news release or other similar public announcement, except (a) Seller and its Affiliates and Purchaser and its Affiliates shall issue a joint press release in connection with the execution and delivery of this Agreement, (b) either Party may originate any such publicity, news release or other similar public announcement as may be necessary to comply with any applicable Law or the rules and regulations of any stock exchange upon which the securities of such Party or its Affiliates are listed, if any, or (c) as may otherwise be required by any other applicable Law; provided that in such event under clauses (b) and (c), the Party issuing such publicity, news release or other similar public announcement shall still be required to consult with the other Party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release to allow the other Party to comment thereon and, after its release, shall provide the other Party with a copy thereof; provided, further, the requirements of this Section 10.9 shall not apply to any disclosure by Seller, Purchaser or any of their respective Affiliates, of any information concerning this Agreement or the Transactions for (w) the bona fide marketing and publicity of the Facility by Purchaser and its Affiliates following the Closing to actual and potential customers and other business relations; provided such communication does not reference the terms of this Agreement or other information subject to an obligation of confidentiality, (x) in connection with any dispute between the Parties or their respective Affiliates; (y) to such Party’s (or any of its Affiliates’) legal, accounting or financial advisors to the extent reasonably necessary for such adviser to perform its legal, accounting or financial services, respectively, for such Party (or its Affiliates); or (z) to any of such Person’s Affiliates and their respective direct and indirect equity holders and limited partners, any bona fide actual or potential licensee, sublicensee or existing and potential investors, lenders and acquirers and the accountants, advisors and other professional representatives of any of the foregoing.

10.10 Expenses. Except as otherwise expressly provided in this Agreement (including, for the avoidance of doubt, Section 10.10), whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be borne by the Party incurring such expenses.

10.11 Interpretation; Disclosure Letter. Articles, titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The schedules and exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Any fact or item disclosed in any section of the Disclosure Letter shall be deemed to have been disclosed with respect to every other section in this Agreement to which such disclosure is reasonably apparent on its face. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any section of the Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any section of the Disclosure Letter is or is not in the ordinary course of business for purposes of this Agreement.

10.12 Governing Law; Jurisdiction; No Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws.

(b) With respect to any Action relating to this Agreement, each Party expressly and irrevocably (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such Action and (ii) waives any objection which it may have at any time to the laying of venue of any Action brought in any such court, waives any claim that such Action has been brought in an inconvenient forum and further waives the right to object, with respect to such Action, that such court does not have any jurisdiction over such Party.

(c) THE PARTIES HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

10.13 Disclaimer of Warranties. Except as expressly set forth in this Agreement (as modified by the Disclosure Letter) and the Bill of Sale, Seller makes no representation or warranty, inducement, promise, agreement assurance or statement to Purchaser upon which Purchaser is relying, or in connection with which Purchaser has made or will make any decisions concerning the Purchased Assets, including with respect to (i) any projections, forecasts, estimates or budgets provided or made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or any forward-looking information provided to Purchaser or (ii) any other information or documents provided or made available to Purchaser or its counsel, accountants or advisors. Purchaser and its representatives and agents have made all inspections and investigations of the Facility Operations and the Purchased Assets deemed necessary or desirable by Purchaser. Purchaser is purchasing the Purchased Assets based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in this Agreement (as modified by the Disclosure Letter). There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 5 (as modified by the Disclosure Letter), SELLER IS SELLING THE purchased ASSETS ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS IN THEIR EXISTING CONDITION (WHETHER PHYSICAL, FINANCIAL OR OTHERWISE) AND SELLER DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER EXPRESS OR IMPLIED. SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO FITNESS, NONINFRINGEMENT, MERCHANTABILITY, HABITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. Purchaser acknowledges that none of Seller, its Affiliates nor their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors and representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by Seller or its representatives to Purchaser (including any of the information set forth in management presentations made available to Purchaser, its Affiliates or its representatives, in materials made available in any “data room,” financial projections or other projections, in “break out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or its representatives, whether orally or in writing, in materials prepared by or on behalf of Seller or its Affiliates in any other form) or any other information which is not expressly set forth this Agreement (including the Disclosure Letter and the schedules and exhibits hereto) (including any delivered or made available pursuant to Section 7.1(a)), and none of Seller, its Affiliates or their respective directors, officers, employees, Affiliates, controlling Persons, agents, advisors and representatives or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from (i) the distribution of any such information to, or use of any such information by, Purchaser or any of its Affiliates, agents, consultants, accountants, counsel or other representatives or (ii) any errors in or omissions in any such information. Purchaser acknowledges and agrees that it is not relying, nor is it entitled to rely, upon any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement (as modified by the Disclosure Letter) and any Ancillary Agreement.

10.14 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that the obligations of the Parties to effect, on the terms and conditions set forth herein, the Closing hereunder (including the obligations set forth in Section 7.3) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, notwithstanding anything contained to the contrary in this Agreement, including, if applicable, under Section 9.2, the Parties shall be entitled to an injunction or injunctions to prevent such (and only such) breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement in the United States District Court for the District of Delaware or any Delaware State court sitting in the County of New Castle, this being in addition to any other remedy to which they are entitled at law or in equity, including money damages. If on the Termination Date, there is a pending action that has been brought by a party hereto before a court of competent jurisdiction seeking the remedies provided for in this Section 10.14, then, without further action, the Termination Date shall be automatically extended until the date that is five Business Days after the dismissal, settlement or entry of a final and non-appealable order with respect to such action.

10.15 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any Party or its Affiliates shall have any liability for any obligations or liabilities of such Party under this Agreement or of such Party its applicable Affiliates under any Ancillary Agreements of or for any claim based on, in respect of, or by reason of, any of the Transactions.

10.16 Release. Effective from and after the Closing, each Party, on their own behalf and on behalf of their respective Affiliates, and each of the foregoing’s successors, assigns, heirs and beneficiaries, irrevocably and unconditionally waives, releases and promises never to assert any claims, causes of action or similar rights of any type (however described and however arising) that any Party or any of their respective successors or assigns may currently have, whether or not now known, against the other Party, their respective Affiliates or their respective current or former managers, equity holders, officers, agents or employees (the “Released Parties”) which are on account of any matter whatsoever attributable to the period, or arising during the period, from the beginning of time through and including the Closing Date, with the exception of the Specified Obligations (the “Released Claims”). Each Party acknowledges and agrees that (a) the release contained in this Section 10.16 (this “Claim Release”) shall be effective as a bar to all Released Claims, (b) this Claim Release shall be given full force and effect according to each and all of its express terms and provisions and (c) if any Party or any of their respective Affiliates assert any Released Claim against any other Released Parties, then this Claim Release shall serve as a complete defense to such Released Claim and the Party attempting to assert such Released Claim shall, jointly and severally, hold harmless, indemnify, pay and reimburse Released Parties to the extent of any Losses arising or resulting from the assertion of an Released Claim. As used herein, “Specified Obligations” means the rights of any Party: (i) set forth in or arising under any provisions of this Agreement or any of the Ancillary Agreements or with respect to the subject matter hereof, including any claim indemnifiable hereunder, (ii) with respect to indemnification or expense reimbursement from Seller pursuant to such Seller’s governing documents or mandated under applicable Law (other than such rights with respect to matters indemnifiable by Seller), or (iii) under a Benefit Plan of Seller. As to the Released Parties, each Party acknowledges and agrees that it and he is aware of, has had the opportunity to seek legal counsel and is familiar with the provisions of California Civil Code Section 1542, which provides as follows:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

With full awareness and understanding of this provision, each Party hereby waives all rights that this provision or any comparable provision under any state, federal or non-U.S. law may give to any other Party as well as under any other statute or common law principles of similar effect. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY, FOR EACH SUCH PARTY AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, WAIVES THE BENEFIT OF ANY PROVISION OF APPLICABLE LAW TO THE EFFECT THAT A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS OR MATTERS WHICH THE RELEASING PARTY DID NOT KNOW OR SUSPECT TO EXIST IN THE RELEASING PARTY’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY THE RELEASING PARTY MAY HAVE AFFECTED ITS SETTLEMENT WITH THE RELEASED PARTY.

10.17 Counterparts; Exchange by Electronic Transmission. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. This Agreement may be executed by PDF or by other means of electronic signature (including, e.g., DocuSign), and the exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format, shall in each case be sufficient to bind the Parties to the terms and conditions hereof.

10.18 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

Nektar Therapeutics

By:
Name:
Title:

[* * *]

By:
Name:
Title: